UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

☒	ANNUAL REPORT PURSUANT TO REGULATION A

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2020

HIRO SYSTEMS PBC

(Exact name of issuer as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification number)

101 W. 23rd Street, Suite 224

New York, NY 10011

(Address of Principal Executive Offices)

(212) 634-4254

(Registrant’s Telephone Number, Including Area Code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “annual report”), references to “we,” “us,” “our,” or the “Company” mean Hiro Systems PBC. The term “Hiro” refers to us and our affiliates. This Annual Report contains “forward-looking” statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our financial statements and future SEC filings. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations and financial condition include, but are not limited to, the risk factors contained in our Offering Circular on Form 1-A, dated July 10, 2019, as amended and supplemented from time to time. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1.	Business

Corporate History

We are a Delaware public benefit corporation that was founded in 2013. We build applications and developer tools for the Stacks and Bitcoin blockchains, focusing on a hosted platform service on the Stacks network for developers and enterprises.

In 2017, we converted to a public benefit corporation. Public benefit corporations are a relatively new class of corporations that are required by law to create a general public benefit through a material, positive impact on society. Public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote. They are also required to disclose to their shareholders at least biennially a report that assesses their public benefit performance, and may elect to measure that performance against an objective third-party standard.

Our public benefit is to enable an open, decentralized internet which will benefit all internet users by giving them more control over information and computation. Being a public benefit corporation underscores Hiro’s commitment to its purpose and its stakeholders, including our stockholders, and users of the Bitcoin and Stacks networks as well as other decentralized networks.

Prior to January 2021, we developed, sponsored and commercialized an open-source peer-to-peer network using blockchain technologies to build a network for decentralized applications, which we refer to in this Annual Report as the “Stacks network.” In October 2020, the Blockstack ecosystem rebranded to the Stacks brand to more clearly differentiate the Stacks open-source project and ecosystem from the Company and in preparation for the launch of Stacks Blockchain 2.0. In December 2020, Hiro formally adopted its new name as Hiro Systems PBC, formerly Blockstack PBC. In January 2021, Hiro announced the release and adoption of the Stacks Blockchain 2.0 under the new rebranding.

Our Strategy

Hiro is currently focused on developing the Hiro Platform, a planned hosted service that will permit developers of decentralized applications and finance software products to more easily test and deploy smart contracts and applications on top of the Bitcoin and Stacks protocols. This platform will be marketed to developers who are building smart contracts and applications for the Stacks Blockchain 2.0 and Bitcoin blockchain. Hiro intends to develop this platform so that it will fully integrate with a portfolio of tools, allowing seamless access to services developers require to build smart contracts and applications secured on the Bitcoin blockchain. Hiro anticipates a freemium business model for this platform, with paid tiers that become more expensive with increased number of API calls and higher degree of customer support, but allowing individual and light users free access.

In addition, Hiro is also developing certain applications built on the Stacks Blockchain:

•

A live conversation app built on the Stacks Blockchain and integrated with Twitter. Sidebar allows Twitter users to start live conversation rooms and allows their Twitter followers to join and listen in.

•

An app allowing users to register a “.btc” username (such as jane.btc) and use that name to send/receive Stacks Tokens, and perform the functions of traditional domain names. Hiro will charge users a fee per name registration.

Prior to the launch of the Stacks Blockchain 2.0 our strategy was to develop the Stacks network and open-source software enabling developers to build applications on the Stacks network. The Stacks network has been live and accepting new user accounts for registration since the launch of the Stacks Blockchain 1.0 in 2018. We financed this activity through sales of preferred equity and common stock, and we financed the development of Stacks Tokens through forward sales of Stacks Tokens in 2017 and 2018. In each case, these sales were transactions exempt from registration under the Securities Act. See “Certain Relationships and Related Party Transactions—Hiro Systems PBC—Sales of Securities” and “Development of the Business—Token Sales” for further details on such sales. We have recognized revenue from the research and development arrangements we entered into in connection with these sales. In July 2019, we held a public offering of Stacks Tokens under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), the details of which can be found in the Company’s offering statement on Form 1-A, as qualified by the Securities and Exchange Commission (“SEC”) on July 11, 2019, as supplemented from time to time (the “Offering Circular”) and which is available electronically at www.sec.gov. In connection with our development of the Stacks network, we made significant research and development expenditures in fiscal years 2020 and 2019.

In addition to building the Stacks network, our strategy had also been to decentralize development of the Stacks network until no single entity, including ourselves, was in control of the network. As a result of this effort, following the launch of Stacks Blockchain 2.0 on January 14, 2021, the Company determined that Stacks Tokens no longer constituted securities issued by us under the federal and state securities laws of the United States. See “Securities Status of Stacks Tokens” below for additional information.

Stacks Blockchain 2.0

Hiro substantially completed coding of the Stacks Blockchain 2.0 on December 15, 2020. After further testing by both Hiro and independent miners and developers in the community, independent miners triggered the launch of the Stacks Blockchain 2.0 on January 10, 2021. This launch set in motion a sequence of interactions with the Bitcoin blockchain, on which all transactions of Stacks Blockchain 1.0 was written; first, a five-hundred block countdown commenced, after which the first block of the new Stacks Blockchain 2.0 was created by taking a “snapshot” of the Stacks Blockchain as it existed as of that Bitcoin block. This snapshot was taken on January 12, 2021, and it was then imported into all nodes that would run the new Stacks Blockchain 2.0, which took another 300 Bitcoin blocks to complete, during which time no Stacks-related transactions were processed. On January 14, 2021, at a time when the Bitcoin blockchain had reached a “block height” of 666050 (800 blocks after the process commenced), Stacks Blockchain 2.0 went live and was mined by independent miners, who began to add new blocks to it. Stacks Blockchain 2.0 was a major upgrade to the Stacks network adding functionalities such as Proof of Transfer (“PoX”), Stacking, and the ability to build apps and smart contracts on Bitcoin.

Hiro has taken the position that due to, among other considerations, the structure of Stacks Blockchain 2.0, its independent adoption and the fact that Hiro is not a miner on Stacks Blockchain 2.0, Hiro no longer has unique power or influence over the future development, operations, or changes to the Stacks network. Prior to the launch of Stacks Blockchain 2.0, Hiro maintained the Stacks Blockchain software and generally guided significant changes to the software.

The Stacks Blockchain software remains open source. The Stacks Blockchain software is operated by miners on the network who follow the consensus protocol rules to write new blocks. Making any changes or upgrades to the protocol rules requires adoption by a majority of the mining power on the network.

Some of the key developers of the Stacks Blockchain, formerly employed by Hiro Systems PBC, are no longer employed by us and other entities have made significant contributions to the open-source development of the Stacks Blockchain. Over 190 independent developers have contributed to the various Stacks Blockchain-related code repositories.

Any changes to the Stacks Blockchain may be proposed by third parties, and such proposals may gain traction and be implemented, without Hiro’s approval. None of Hiro, the holders of the Stacks Tokens nor any other party have any contractual rights to block, approve, mandate or vote on any modification proposed by any party including Hiro.

Securities Status of Stacks Tokens

Following the release and adoption of the Stacks Blockchain 2.0 on January 14, 2021, the management of Hiro (the “Management”) concluded that it would recommend to the Company’s Board of Directors (the “Board”) that Stacks Tokens should no longer be treated as securities under federal securities law because Hiro was no longer in the position of providing, and would no longer be able to provide, essential managerial services to the Stacks Blockchain under the Howey test. As the Company disclosed in the Offering Circular, the Board was responsible for regularly considering and ultimately determining whether the Stacks Tokens no longer constituted securities issued by us under the federal and state securities laws of the United States.

On January 20, 2021, Management presented to the Board its recommendation that, following the adoption of Stacks Blockchain 2.0 by the Stacks mining community, Hiro was no longer in the position of providing, and will no longer be able to provide, essential managerial services to the Stacks Blockchain and it was therefore no longer necessary for Hiro to treat the Stacks Tokens as securities. In support of this position, Management presented to the Board for its review a memorandum from its outside securities counsel, Wilson Sonsini Goodrich & Rosati P.C, as well as documents detailing the activities that Hiro had undertaken as part of the decentralization process and the current status of the Stacks Blockchain. In assessing the securities status of the Stacks Tokens, the Board referred to the relevant legal and regulatory standards for such determination in effect at the time of such determination, consulted with legal counsel, and sought consultation with relevant regulatory authorities, including the SEC.

Based on the guidance cited above, the Board determined that the Company was no longer in the position of providing, and would no longer be able to provide, essential managerial services to the Stacks Blockchain, and purchasers of Stacks Tokens reasonably could not expect Hiro to carry out essential managerial or entrepreneurial efforts. Accordingly, on the same day, the Board voted to approve the recommendation of Management.

As a consequence of this decision, we expect to file a Form 1-Z with the SEC ending our federal securities reporting obligations with respect to the Stacks Tokens soon after the filing of this Form 1-K.

Development of the Business

Below is a summary of other material developments in our business over the previous three years:

Token Sales

For information regarding token sales by the Company, please see the section titled “Development of the Business—Token Sales” from the Company’s Form 1-K for the fiscal year ended December 31, 2019.

Strategic Investments through Blockstack Signature Fund 1, LLC

Hiro occasionally makes investments in companies building in the Stacks ecosystem through a wholly-owned subsidiary, Blockstack Signature Fund 1, LLC (“Signature Fund”), whose structure is described further under “Hiro Corporate Structure—Blockstack Signature Fund 1, LLC.” As of December 31, 2020, Hiro has invested an aggregate of approximately $1.0 million in eight companies through the purchase of simple agreements for future equity from these companies, with the largest investment being $0.5 million in New Internet Labs.

Exchange Listings and Distributions of Stacks Tokens Outside of the United States Prior to January 2021

Prior to the release and adoption of Stacks Blockchain 2.0, Hiro had pursued an expansion of the use and engagements with Stacks Tokens by entering into exchange and distribution agreements related to Stacks Tokens. In preparation for the launch of Stacks Blockchain 2.0, Hiro either transferred these agreements to independent third parties for consideration, including the non-profit Stacks Foundation, or concluded the agreements so that Hiro no longer has any obligations under them.

For additional information regarding exchange listings and distributions outside of the United States, please see the section titled “Development of the Business— Exchange Listings and Distributions of Stacks Tokens Outside of the United States” from the Company’s Form 1-K for the fiscal year ended December 31, 2019.

Grants to Third Parties

As part of Hiro’s efforts to cultivate a decentralized ecosystem for the Stacks Blockchain and Stacks Tokens in advance of the rollout of Stacks Blockchain 2.0 in January 2021, Hiro entered into transactions with various entities that support the Stacks ecosystem. For more information regarding these transactions, please see footnote four titled “Grants to Third Parties” from the Company’s Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019.

Stacks Wallets

In December 2018, Hiro released the Stacks Wallet, an application that allows users to store and transfer Stacks Tokens. Subsequent upgrades have introduced support for software-only wallets, and Stacking-related functionality. The Stacks Wallet is compatible with Ledger Nano S and Ledger Nano X hardware wallets and can be downloaded for macOS, Windows, and Linux operating systems. Security is an important concern, and the Stacks Wallet has undergone security audits by an outside auditor and the Hiro team, and private keys are not stored on the Stacks Wallet. The Stacks Wallet is built on an open-source foundation, which allows members of the Stacks community to also build wallets of their own.

Hiro is also developing a browser extension called the Stacks Wallet for Web, which allows users to send and receive Stacks Tokens, connect with compatible applications built on the Stacks Blockchain, and interact with Clarity smart contracts. The Stacks Wallet for Web is still under development and has not been publicly released. The Stacks Wallet for Web has undergone a security audit by an external auditor and is expected to be released initially for Chrome, Firefox, and other Chromium desktop browsers, with support for Safari and for mobile devices expected later.

Hiro’s Stacks Wallet and Stacks Wallet for Web compete with other wallets that have been built by independent developers to support assets on the Stacks Blockchain 2.0.

Airdrop

For details regarding an airdrop program that took place in January 2020, please see the section titled “Development of the Business—Airdrop” from the Company’s Form 1-K for the fiscal year ended December  31, 2019.

Potential Competitive Landscape

Blockchain technology and decentralization of data systems have garnered significant amounts of attention recently. As the markets for blockchain technology have grown, so has the competition. The size of the market opportunity to build developer tools for decentralized blockchain networks may attract potential competitors seeking to be a leader in the industry that Hiro currently operates in. As Hiro continues to develop commercial products on the Stacks network, we expect to face significant competition from emerging technology companies and established market participants.

Within the Stacks ecosystem, other companies and independent developers are working on applications that operate on the Stacks Blockchain and may compete directly with Hiro products. For example, competitors such as Boom and Secret Key Labs are working on wallet applications for Stacks Tokens that may compete with Hiro’s Stacks Wallet application. Within the broader Bitcoin ecosystem, competitors that, like Hiro, enable decentralized applications and smart contracts on Bitcoin include but are not limited to Sovryn, RSK, and Lightning. Other companies may offer hosted platforms using these projects, competing with Hiro’s hosted platform. In addition, Hiro faces competition from projects that may offer similar hosted platform services on blockchains other than Bitcoin and Stacks, such as Solana, Avalanche, Dfinity, and Ethereum-based projects like Infura.

Intellectual Property Matters

In July 2020, we transferred the intellectual property rights in the Stacks Blockchain 2.0 source code to the Stacks Foundation as part of our long-term decentralization plan. The Stacks Blockchain 2.0 software is released under the GNU General Public License v3 open source software license.

The majority of Hiro’s developer tools and applications, such as the Clarity smart contracting language, Stacks Wallet, and Stacks Wallet for Web, are covered by open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on the Stacks network. If portions of our proprietary software are determined to be subject to an open source license, or if we do not correctly comply with the terms of the open source software licenses applicable to our open source software and technology, it could result in costly litigation or lead to negative public relations. Further, if portions of our proprietary software are determined to be subject to an open source license we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software.

We currently have six issued patents relating to the Stacks Blockchain, Clarity smart contracting language, Gaia decentralized storage system, and other related technologies. The Company has released a Patent Pledge under which we have pledged we will not initiate a lawsuit against any party for infringing these patents through activity relating to free or open-source software, except for defensive purposes. Our full Patent Pledge is available at https://www.hiro.so/p/patents. Hiro is also a member of the Cryptocurrency Open Patent Alliance (“COPA”) under which it has (i) pledged not to use its crypto-technology patents against anyone except for defensive purposes and (ii) pooled its crypto-technology patents into a shared patent library for COPA members to use for defensive purposes.

One or more competitors may obtain patents or other protections covering technology critical to the operation of Hiro’s existing technology or any future derivatives of the technology.

Occasionally, Hiro may be targeted with patent infringement lawsuits. These cases may be brought by non-practicing entities that sustain themselves by suing other companies. Currently, Hiro is not aware of any patent infringement suits against it, or contemplated to be brought against it.

Legal Proceedings

As of the date of this report, we are not a party to any material legal proceedings. In the normal course of business, we may be named as a party to various legal claims, actions and complaints. We cannot predict whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

Hiro Corporate Structure

Hiro Systems PBC

Hiro Systems PBC is a Delaware public benefit corporation.

Blockstack Token LLC

Blockstack Token LLC is a Delaware limited liability company and a wholly owned subsidiary of Hiro Systems PBC, founded for the purpose of developing the Stacks Tokens. Given that we are no longer focused on the development of Stacks Tokens, Blockstack Token LLC is largely inactive and we anticipate dissolving this entity.

Blockstack Employee LLC

Blockstack Employee LLC was a Delaware limited liability company that was created to hold Stacks Tokens on behalf of the employees and contractors of Hiro Systems PBC and its affiliates that have been awarded or sold Stacks Tokens in compliance with Rule 701 under the Securities Act. Prior to its dissolution in June 2019, Blockstack Employee LLC held 74,509,321 Stacks Tokens. Approximately 63.0 million of these Stacks Tokens were the subject of outstanding awards granted (subject to vesting and timelock restrictions) to our employees and contractors from September 30, 2017 through the date of its dissolution (other than Ryan Shea and Muneeb Ali) that were purchased by employees through purchase of membership interests in Blockstack Employee LLC, and were distributed to these employees and contractors upon dissolution, and approximately 11.5 million tokens were reserved for potential future bonus or compensation awards to employees and contractors and were repurchased by us in connection with the dissolution. These tokens were held on behalf of holders of the company’s Class B units; each Class B unit entitled the unit holder to one Stacks Token held by the company and were distributed to those employees and contractors upon dissolution. Blockstack Employee LLC was dissolved in June 2019.

The Stacks Tokens distributed to employees and contractors upon Blockstack Employee LLC’s dissolution are subject to the same vesting provisions to which the Class B units were subject, and are subject to a time lock that is expected to expire in equal monthly increments over three years from November 2018 until October 2021; all tokens released from time lock will be automatically allocated to the vested portion of a token award first.

Blockstack Token Fund GP, LLC

Prior to its dissolution in July 2020, Blockstack Token Fund GP, LLC (“Token Fund GP”) was a Delaware limited liability company and a wholly owned subsidiary of Blockstack Token LLC. The Token Fund GP formed the Blockstack Token Fund AI, LP (“AI Fund”) and the Blockstack Token Fund QP, LP (“QP Fund”), which were dissolved in January 2020. Token Fund GP operated as the general partner for both the AI Fund and the QP Fund. None of Hiro Systems PBC or its subsidiaries, including Blockstack Token LLC, had any equity interest in either of the AI Fund or the QP Fund.

Blockstack Signature Fund 1, LLC

Blockstack Signature Fund 1, LLC is a Delaware limited liability company that is wholly owned by Hiro Systems PBC. Signature Fund’s only assets are interests in privately held companies described above in “Development of the Business—Strategic Investments through Blockstack Signature Fund I, LLC”, the intellectual property of the live conversation application described above in “Our Strategy,” and cash reserves of approximately $0.7 million as of December 31, 2020. In January 2021, Signature Fund was renamed as Sidebar Labs, LLC.

Blockstack Europe BV

Blockstack Europe BV, a Dutch besloten vennootschap, is a wholly owned subsidiary of Hiro Systems PBC. Blockstack Europe BV operates as a service entity for Hiro Systems PBC’s operations in Europe.

Employees

As of December 31, 2020, we had 25 full-time employees, approximately 25% of whom have a masters, Ph.D. or other advanced degrees. As a result of the COVID-19 pandemic, our employees have been working remotely, although their primary residences span New York, New Jersey, California, Washington, Illinois, Pennsylvania, Minnesota, Florida, Connecticut and North Carolina. We also work with several independent contractors in Canada and across Europe and Asia. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Government Regulation

The regulatory treatment of cryptocurrencies like the Stacks Tokens, related technologies like the Stacks Blockchain and other blockchain technologies, and actors in the cryptocurrency industry, such as cryptocurrency exchanges, is uncertain in many ways. In part, this uncertainty results from the need for regulators to apply existing law to a new and evolving set of technologies and assets. We anticipate that regulation will evolve as various state, federal and international government agencies take greater interest in regulation of cryptocurrencies (and related technologies and actors) and seek to apply new and existing regulation to them. In addition, various legislative and executive bodies in the United States and in other countries may adopt new laws, regulations, or guidance, or take other actions in the future.

We also anticipate that regulation will continue to vary, as it does now, among international, federal, state and local jurisdictions. Further, it is possible that self-regulatory bodies will be established and create new regulations and guidelines that affect how cryptocurrencies, the Stacks Tokens, the Stacks network, and Hiro generally operate.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks Blockchain, the network and our related activities could severely impact our operations. We may need to restructure operations significantly to comply with any new regulation or guidance. Failure to do so adequately or quickly enough could result in regulatory action (such as investigations by a government or self-regulatory organization or government or private litigation or administrative actions) that requires us to spend significant time and effort, which would pull our attention away from the core of our business and potentially deplete our resources. It could also result in negative publicity. Regulatory change could even potentially result in certain of our operations being viewed as impermissible, which could result in a need for us to dramatically alter or cease activities.

Below is a summary of certain current areas of government regulation that apply to our business and potential regulatory issues of which we are aware. As discussed below, we generally believe that our business is compliant with these regulations, but in certain cases there may be uncertainty related to that conclusion.

Securities Act Considerations

We no longer treat the Stacks Tokens as securities. We have taken the position that the Stacks Tokens are not “investment contracts” under the guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co. (the “Howey test”) to the Stacks Tokens.

Our offering of Stack Tokens in July 2019 relied on an exemption from federal registration of a securities offering under the Securities Act provided by Regulation A, which provides for preemption of state registration requirements, but limits issuances by a single issuer to offerings of no more than $75,000,000 each year. For purposes of that offering of Stack Tokens, Hiro treated the Stacks Tokens as investment contracts that were securities. We chose to treat the Stacks Tokens as investment contracts that were securities under the Howey test due to our efforts to develop, maintain, market and support the Stacks Tokens and the Stacks Blockchain; as these efforts potentially could be viewed as managerial or essential managerial services. At that time, we had played a significant role in developing, maintaining and marketing the Stacks Blockchain, and in developing, issuing, and seeking liquidity for the Stacks Tokens.

Following the release and adoption of Stacks Blockchain 2.0, Hiro has ceased providing essential managerial services to the Stacks Tokens and Stacks Blockchain. As a result, we believe that no holder of Stacks Tokens reasonably can rely principally or significantly on Hiro to drive the value of the Stacks Tokens, and as a result, the Stacks Tokens should no longer be deemed to be investment contracts that are securities under the Howey test. As a result, we believe that the Stacks Tokens can now be freely sold, resold and transferred without raising any issues under the federal securities laws. It is also possible that, as a result of our determination, we will also no longer treat the Stacks Tokens as securities under the laws of certain foreign jurisdictions.

Exchange Act Considerations

Registration of the Stacks Wallet as a Transfer Agent

Under the Exchange Act, a transfer agent is a person who engages, with respect to securities registered under Section 12 of the Exchange Act, in (a) countersigning issued securities, (b) monitoring issued securities, with the goal of preventing unauthorized issuances, (c) registering transfers of issued securities, (d) exchanging or converting issued securities, or (e) transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Transfer agents are typically required to register with the SEC under the Exchange Act. Because the Stacks Wallet is involved in facilitating transfers in the Stacks Tokens, it could be viewed as engaging in these types of activities.

We have taken the position that the Stacks Wallet is not required to register as a transfer agent, both because we believe that the Stacks Tokens are not securities registered under Section 12 of the Exchange Act, and because none of the activities of the Stacks Wallet are those that are described in the definition of a transfer agent. In addition, to the extent that certain activities that meet the definition of a transfer agent are performed automatically on the blockchain, the blockchain is not a “person” that would be required to register.

It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the Stacks Wallet as a transfer agent and comply with applicable law, which could lead to significant costs to Hiro and could force Hiro to change or cease its operations. It could also lead to considerable uncertainty as to how we would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to our business model.

Registration of the Stacks Wallet as a Clearing Agency

Also under the Exchange Act, a clearing agency is any person who (a) acts as an intermediary in making payments or deliveries, or both, in connection with transactions in securities; (b) provides facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities; (c) acts as a custodian of securities in connection with a system for the central handling of securities whereby all securities of a particular class or series of any issuer deposited within the system are treated as fungible and may be transferred, loaned, or pledged by bookkeeping entry without physical delivery of securities certificates; or (d) otherwise permits or facilitates the settlement of securities transactions or the hypothecation or lending of securities without physical delivery of securities certificates. A clearing agency does not include any person solely by reason of performing a transfer agent function, specifically transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Clearing agencies are generally required to register with the SEC and comply with applicable regulation. Because the Stacks Wallet is involved in facilitating transfers in the Stacks Tokens, it could be viewed as engaging in these types of activities if the Stacks Tokens were deemed to be securities.

We have taken the position that the Stacks Wallet is not a clearing agency under the Exchange Act because we believe that the Stacks Tokens are not securities and the types of activities that the Stacks Wallet engages in are not those described in the definition of a clearing agency. To the extent that any activities that meet the definition of a clearing agency are performed automatically on the blockchain, the blockchain is not a “person” that would be required to register.

It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the Stacks Wallet as a clearing agency and comply with applicable law, which could lead to significant costs to us and could force us to change or cease our operations. It could also lead to considerable uncertainty as to how we would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to our business model.

Registration of the Stacks Wallet as an Exchange or ATS

Entities that are engaged as “exchanges” or “ATSs” with respect to securities are subject to federal registration and significant regulatory oversight by the SEC and FINRA. Exchanges and ATSs are generally networks that constitute, maintain, or provide a marketplace or facilities for bringing together the orders of multiple purchasers and multiple sellers of securities. A system “brings together” orders if it displays trading interests entered on the system to users (e.g., through consolidated quote screens) or receives orders for processing and execution. This does not include systems that have only one seller for each security (e.g., the issuer), even if there are multiple buyers. Because the Stacks Wallet assists in the facilitation of transfers of the Stacks Tokens, it could be viewed as engaged in activities that would cause it to be an exchange or ATS.

We have taken the position that the Stacks Wallet should not be viewed as an exchange or an ATS because we believe the Stacks Tokens are not securities and the Stacks Wallet will not “bring together” anyone by sorting or organizing orders in the Stacks Tokens in a consolidated way or by receiving orders for processing and execution of transactions in the Stacks Tokens. Instead, each proposed transaction involving Stacks Tokens in the Stacks Wallet will by individually negotiated and implemented. For example, transactions by users (such as developers or users of decentralized applications) will be posted on an individual basis.

We also take the position that payments in the Stacks Wallet for services do not involve “orders” of securities, because we believe the Stacks Tokens are not securities and, even if they were considered securities, payments into the Stacks Wallet are not primarily purchases of securities. Instead, these payments are commercial sales of access to decentralized applications or of items bought through in-app purchases.

It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the Stacks Wallet as an exchange or ATS and comply with applicable law, which could lead to significant costs to Hiro and could force it to change or cease its operations.

Investment Company Act Considerations

The Investment Company Act regulates certain companies that invest in, hold or trade securities. In general, a company with more than 40% of the value of its non-cash assets held in investment securities is an “investment company.” Because a portion of our assets consists of the Stacks Tokens and/or minority investment positions, and at times the value of those assets may surpass 40% of the value of a Company entity’s non-cash assets, Hiro and its affiliates run the risk of inadvertently becoming investment companies, which would require registration under the Investment Company Act.

Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which our Company operates its business, nor are registered investment companies permitted to have many of the relationships that our Company has with its affiliated companies.

We believe we do not meet the definition of an investment company because we believe the Stacks Tokens are not securities.

It is possible that a regulator could disagree with this position. If so, and we were to inadvertently meet the definition of an investment company as a result, it could require us to significantly alter our business.

We intend to monitor our minority investments and structure them to ensure that they do not cause any Company entity to become an investment company. This may mean that we structure investments in third-party companies in a less advantageous manner than otherwise and that we will avoid otherwise economically desirable transactions. However, events beyond our control, including significant appreciation or depreciation in the market value of our non-cash assets, any investment securities we hold or adverse developments with respect to our ownership of those securities, could result in us inadvertently becoming an investment company.

If so, there would be a risk that we could suffer material adverse consequences. These would include, among others, becoming subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, being unable to enforce contracts with third parties, and having third parties obtain rescission of any contracts entered into by our Company during the period that we were an unregistered investment company. As a result, if it were established that we were an investment company, it would have a material adverse effect on our business and financial operations and our ability to continue as a going concern.

Reporting Company Considerations

Under Regulation A, we have limited ongoing reporting obligations to investors relative to the obligations of companies that are “reporting companies” for purposes of the Exchange Act. The exemption that allows this lighter reporting, however, is in part dependent on the use of a transfer agent with respect to a company’s securities. We have not engaged and do not intend to engage a transfer agent with respect to the Stacks Tokens, because, among other reasons, we no longer consider the Stacks Tokens to be securities and, when we had considered the Stacks Tokens to be securities, the types of activities a transfer agent would normally engage in were performed automatically on the blockchain. As a result, as a practical matter, we also do not think we would have been able to comply with the transfer agent requirement, and we do not think it applies to or would provide additional investor protections.

It is possible that a regulator would disagree with this position and, as a result, require us to file the full set of reports required of a reporting company. If so, we would need to spend considerable additional time and effort to provide the required reports. This could have a material adverse effect on our operations.

Regulation M

Regulation M under the Exchange Act generally prohibits issuers from buying and selling their securities at the same time, in order to prevent potential price manipulation that could result from those activities. As we do not consider the Stacks Tokens to be securities, we believe that Regulation M no longer applies to the Stacks Tokens. Further, even if the Stacks Tokens were deemed to be securities, because we no longer undertake any essential managerial efforts in regard to the Stacks network, we do not believe any other users’ activity on the Stacks network should be deemed to be relevant to our own activities on the Stacks network. For example, if other users of the Stacks network engage in burning Stacks Tokens to pay fees at the same time that we may be selling Stacks Tokens, we do not believe that other users’ activities should be viewed as activity that we have any control over. As a result, we do not believe that activities on the network are in violation of Regulation M.

It is possible that a regulator would disagree with this position. If so, we may be required to significantly restructure our business operations, which could lead to significant costs to the Company.

New York BitLicense Considerations

For information related to New York BitLicense considerations, please see the section titled “Government Regulation—New York BitLicense Considerations” from the Company’s Form 1-K for the fiscal year ended December 31, 2019.

Money Transmitter and Money Services Business Considerations

Under the regulations and guidance of the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), certain issuers of tokens may need to register as money transmitters, a sub-category of money services businesses, based on their efforts administering or otherwise exchanging tokens that constitute convertible virtual currencies. Convertible virtual currencies are mediums of exchange that operate like currencies but do not have all the attributes of “real” currency, and money transmitters are companies that provide money transmission services or otherwise engage in the transfer of funds (including convertible virtual currencies).

There are a number of exemptions to FinCEN’s money transmitter definition, but, if a company is unable to rely on any of those exemptions, then the company must register with FinCEN, adopt an anti-money laundering (“AML”) program, and otherwise comply with FinCEN’s regulations and other federal AML laws (e.g., by filing suspicious activity reports). In addition, money transmitters are subject to licensing requirements and other related obligations under state laws. Complying with federal and state AML laws can be costly, and a company that should have been registered with FinCEN and licensed with state regulators as a money transmitter but that failed to do so can face criminal and civil penalties.

Although Hiro should not be deemed a money transmitter or otherwise be affirmatively subject to AML registration requirements under federal or state laws because it is not providing money transmission services or otherwise engaging in the transfer of funds, it is possible FinCEN or the U.S. Department of Justice (the “DOJ”), which enforces federal AML laws, could disagree once Hiro is no longer regulated or examined by the SEC. We have not consulted with FinCEN on the application of its convertible virtual currency guidance to Hiro. If FinCEN, the DOJ, or any other state regulator determined that Hiro should have registered or obtained licenses as a money transmitter, then Hiro could incur significant costs to comply with federal and state laws that apply to money transmitters and could potentially face criminal or civil penalties, which could adversely affect our operations.

Foreign Considerations

We may also be subject to a variety of foreign laws and regulations that involve matters central to our business. These could include, for example, regulations related to user privacy such as the General Data Protection Regulation, blockchain technology, potential broker-dealer or exchange activities, data protection, and intellectual property, among others. In certain cases, foreign laws may be more restrictive than those in the United States. Although we believe we are operating in compliance with the laws of jurisdictions in which Hiro exists, foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. As a result, cryptocurrency networks, blockchain technologies, and cryptocurrencies such as the Stacks Token face an uncertain regulatory landscape in many foreign jurisdictions, including but not limited to the European Union, China and Russia. Other foreign jurisdictions may also, in the near future, adopt laws, regulations or directives that affect Hiro’s business operations.

We have adopted policies and procedures designed to comply with the laws that apply to us as we understand them. However, the growth of our business and its expansion outside of the United States may increase the potential of violating foreign laws or our own internal policies and procedures. The risk of our Company being found in violation of applicable laws and regulations is further increased by the fact that many of them are open to a variety of interpretations given the absence of formal interpretation by regulatory authorities or the courts.

Any action brought against us by a foreign regulator or in a private action based on foreign law could cause us to incur significant legal expenses and divert our management’s attention from the operation of the business. If our operations are found to be in violation of any laws and regulations, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease operations. Any of these consequences could seriously harm our business and financial results. In addition, existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Any applicable foreign laws, regulations or directives may also conflict with those of the United States. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to our operations.

Covid-19 update

In December 2019, a novel strain of coronavirus began to and is continuing to spread throughout the world, including the United States. Beginning in March 2020, the United States Government, as well as state, county and local authorities and other foreign governments instituted emergency measures as a result of the COVID-19 virus outbreak. The outbreak is having an impact on the global economy, resulting in rapidly changing market and economic conditions. The extent to which COVID-19 may affect our business, financial position, and results of operations depends on future developments, which are highly uncertain and cannot be predicted. Hiro is based in New York, which has been severely affected by the pandemic, and many of our developers are located in areas that have been similarly affected by the pandemic. It is possible that COVID-19 could disrupt the work of developers and that the changing economic conditions could decrease demand for a wide range of products, including those produced by Hiro.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Hiro’s financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this document. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Hiro’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a technology company building applications and developer tools for the Stacks and Bitcoin blockchains. Prior to January 2021, we developed the Stacks network, an open-source peer-to-peer network using blockchain technologies for decentralized applications and smart contracts. The Stacks network brings applications and smart contracts to Bitcoin. Since our inception, and prior to January 2021, our short-term strategy was to devote all of our resources to the development of the Stacks network focusing primarily on the development of the Stacks Tokens and Stacks Blockchain as part of that development. Hiro financed these activities through sales of its preferred equity and common stock and through forward sales of Stacks Tokens.

In 2017 and 2018 Hiro sold approximately 395 million tokens for a total amount of $47.4 million in private token sales in reliance of the exemption offered by Regulation D of the Securities Act. In 2019, Hiro sold approximately 75 million tokens for a total amount of $15.4 million in a cash offering pursuant to Tier 2 of Regulation A of the Securities Act and approximately 31 million tokens for a total amount of $7.6 million in a private placement exempt from the registration requirements of the Securities Act, under Regulation S.

In January 2021, a new version of the Stacks Blockchain (“Stacks Blockchain 2.0”) was launched. Hiro’s business following Stacks Blockchain 2.0 is to develop applications and developer tools for the Stacks and Bitcoin blockchains, including a hosted service that will permit developers of decentralized applications and decentralized finance software products to more easily test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol. Hiro intends to develop the hosted service so that it will fully integrate with a portfolio of tools and services developers require to seamlessly build smart contracts and applications.

COVID-19 Impact

The extent to which COVID-19, and the related global economic crisis, affects Hiro’s business, results of operations and financial condition, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties in response to the pandemic. Hiro continues to monitor its liquidity and capital resources due to the current pandemic. Hiro’s liquidity and capital resources were not materially impacted by COVID-19 and related economic conditions during the year ended December 31, 2020.

Components of Results of Operations

Revenue

There was no revenue recognized for the year ended December 31, 2020. For the year ended December 31, 2019, Hiro recognized proceeds of Stacks Token sales as revenue from token delivery obligations.

Operating Expenses

Hiro’s operating expenses are classified as compensation expenses, advertising and marketing, general and administrative, grants expense and research and development. Overhead costs, such as information technology and occupancy costs, are included in general and administrative expenses.

Compensation Expenses

Compensation expenses consist of salaries and bonuses, noncash stock-based compensation expense, noncash token compensation expense, payroll taxes, employee benefits costs and certain subcontractor costs.

Advertising and Marketing

Advertising and marketing expenses consist primarily of advertising, incentives for application developers, corporate marketing, public relations, promotional items and events and conferences.

General and Administrative

General and administrative expenses primarily consist of occupancy expenses, costs of legal and professional services, travel and entertainment costs, insurance, printing and postage, information technology costs, filing fees and other miscellaneous expenses.

Research and Development

Research and development expenses represent costs incurred by Hiro for the development of the Stacks network, the Stacks Tokens, the Stacks Blockchain, and Hiro’s decentralized application ecosystem, and primarily include related salaries and costs and fees paid to consultants and outside service providers.

Grants to Third Parties

Grants to third parties were primarily noncash grants of Stacks Tokens and other assets to various independent entities within the Stacks ecosystem.

Nonoperating Income

Nonoperating income consists of noncash gains related to vesting of tokens sold to employees, noncash gains related to granting of tokens and other assets to third parties, gains from sale of digital currencies, net gains (losses) from loans receivable and other income.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the annual periods indicated:

	Year Ended December 31,
	2020	2019
	(amounts in thousands)
Revenue	$—	$23,344
Operating expenses:
Compensation expense	7,036	9,619
Advertising and marketing	5,718	7,793
General and administrative	7,578	5,877
Research and development	2,573	1,519
Grants to third parties	25,294	—
Impairment of digital currencies	815	4,854
Impairment of investments	100	—

Total operating expenses	49,114	29,662
Nonoperating income	31,848	11,692

Income (loss) before income taxes	(17,266)	5,374
Income tax expense (benefit)	(3,153)	2,491

Net income (loss) before non-controlling interest	(14,113)	2,883
Net loss allocable to non-controlling interest	77	537

Net income (loss) attributable to Hiro Systems PBC	$(14,036)	$3,420

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(amounts in thousands)
Revenue	$—	$23,344	$(23,344)	Not meaningful

There was no revenue recognized during the year ended December 31, 2020. Revenue for the year ended December 31, 2019 was related to delivery of tokens sold as part of the 2019 token sales.

Compensation Expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(amounts in thousands)
Compensation expenses	$7,036	$9,619	$(2,583)	(27)%

Compensation expenses decreased by $2.6 million for the year ended December 31, 2020, primarily due to lower noncash token compensation expense of $4.0 million related to vesting of tokens sold to employees, partially offset by $1.0 million of higher salary, benefits and payroll taxes due to increased headcount and salary raises and $0.4 million of increased noncash stock compensation expense.

Advertising and Marketing Expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(amounts in thousands)
Advertising and marketing expenses	$5,718	$7,793	$(2,075)	(27)%

Advertising and marketing expenses decreased by $2.1 million for the year ended December 31, 2020 primarily due to lower incentives for application developers and application reviewers of $1.8 million. The remainder of the decrease is primarily attributable to lower digital marketing costs during the year ended December 31, 2020.

General and Administrative Expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(amounts in thousands)
General and administrative expenses	$7,578	$5,877	$1,701	29%

General and administrative expenses increased by $1.7 million for the year ended December 31, 2020 primarily due to a one-time $1.7 million fee paid to a third party service provider in connection with the achievement of a performance-based milestone.

Research and Development Expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(amounts in thousands)
Research and development expenses	$2,573	$1,519	$1,054	69%

Research and development expenses increased by $1.1 million for the year ended December 31, 2020, due to an increase of $0.5 million in developer costs (driven by headcount increase and salary raises) and an increase of $0.6 million in consulting costs primarily related to the development of a decentralized application.

Grants to Third Parties

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(amounts in thousands)
Grants to third parties	$25,294	$—	$25,294	Not meaningful

Grants to third parties amounted to $25.3 million during the year ended December 31, 2020. This included noncash grants of $24.5 million which represented the fair value of tokens and other assets granted to third parties and cash grants of $0.8 million.

Impairment of Digital Currencies

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(amounts in thousands)
Impairment of digital currencies	$815	$4,854	$(4,039)	(83)%

Impairment of digital currencies (noncash) decreased by $4.0 million for the year ended December 31, 2020 due to lower incremental declines in the market prices of Bitcoin and Ether during the year.

Impairment of Investments

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(amounts in thousands)
Impairment of investments	$100	$—	$100	Not meaningful

Impairment of investments (noncash) increased by $0.1 million for the year ended December 31, 2020 due to the write-off of an investment in a startup company.

Nonoperating Income

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(amounts in thousands)
Nonoperating income	$31,848	$11,692	$20,156	172%

Nonoperating income increased by $20.2 million for the year ended December 31, 2020 primarily due to an increase in noncash gain of $15.7 million from tokens and other assets granted to third parties, a $5.6 million increase in gain on sale of digital currencies, and a $3.2 million increase in gain on loans receivable, partially offset by a $4.0 million decrease in gain from vesting of tokens sold to employees.

Income Tax Expense (Benefit)

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(amounts in thousands)
Income tax expense (benefit)	$(3,153)	$2,491	$(5,644)	(227)%

During the year ended December 31, 2020, Hiro reported a loss before income taxes of $17.3 million resulting in an income tax benefit of $3.2 million. During the year ended December 31, 2019, Hiro reported income before income taxes of $5.4 million resulting in a tax expense of $2.5 million. This resulted in a net change in income tax expense (benefit) of $5.7 million.

Trend Information

Revenue Trends

Hiro does not expect to generate any revenue from Stacks Token sales in the future other than through sales of Stacks Tokens from its treasury holdings which we anticipate will be classified as nonoperating income instead of revenue.

Costs and Expenses Trends

Operating expenses (excluding noncash expenses) for the fiscal year ending December 31, 2020 were relatively flat compared to 2019. Hiro expects its operating expenses to reduce for the fiscal year ending December 31, 2021. The reduction in costs is anticipated to be primarily in professional fees (legal, accounting fees and consulting costs) and is expected to be partially offset by an increase in compensation expenses associated with the hiring of additional personnel.

Prices of Cryptocurrencies

The market prices of cryptocurrencies, including Ether and Bitcoin, experienced significant volatility in the year ended December 31, 2020. As of December 31, 2020, the market price of one Ether was $738 and the market price of one Bitcoin was $29,002, representing an increase of 468% and 303%, respectively, from their prices as of December 31, 2019. Hiro records impairment charges when the fair value of Bitcoin and Ether decreases; increases in fair value are not reflected in Hiro’s results until the cryptocurrencies are sold or exchanged.

Liquidity and Capital Resources

Sources of Funds

Hiro has funded its operations almost entirely through sales of Stacks Tokens. Hiro’s unrestricted cash on hand as of December 31, 2020 was $13.1 million. As of December 31, 2019, Hiro’s unrestricted cash on hand was $14.2 million and its restricted cash on hand was $4.4 million. Hiro’s restricted cash on hand as of December 31, 2019 was subject to a performance-based milestone which was achieved in January 2020.

Hiro may sell portions of its cryptocurrencies in order to finance Hiro’s activities, depending on market conditions. As of December 31, 2020, Hiro had cryptocurrency reserves with a fair value of $15.5 million. These cryptocurrencies had a balance sheet carrying value of $3.6 million consisting of Bitcoin of $1.9 million and Ether of $1.7 million. Because of volatility in the price of cryptocurrencies, Hiro’s ability to raise cash from the sale of digital currencies is subject to significant variability. Further, Hiro may be required to sell increasingly large amounts of its cryptocurrencies in order to raise similar amounts of funds as a result of volatility in the market prices of cryptocurrencies, which may lead to significant variability in the amount of cash that may be raised from the sale of all of its cryptocurrencies.

Hiro raised approximately $23.3 million in cash and cryptocurrencies in 2019 through sales of Stacks Tokens in the Regulation A and Regulation S cash offerings.

If, in the future, Hiro is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Alternatively, Hiro may be able to raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, where Hiro may have to relinquish valuable rights to its proprietary software, future revenue streams, research programs or applications or to grant licenses on terms that may not be favorable to Hiro. The occurrence of any of these events could harm Hiro’s business, results of operations and future prospects.

The following table summarizes Hiro’s cash flows for the periods indicated:

	Year Ended December 31,
	2020	2019
	(amounts in thousands)
Net cash from operating activities	$(16,843)	$(13,924)
Net cash from investing activities	$11,679	$6,984
Net cash from financing activities	$(350)	$—

Net Cash from Operating Activities

The use of cash in all periods resulted primarily from Hiro’s net income or loss adjusted for noncash charges and changes in operating assets and liabilities. Hiro’s operating activities contain large noncash adjustments related to the sale of tokens to employees, use of tokens to compensate application developers and vendors, and use of tokens and other assets provided to third parties as grants.

Net cash outflows from operating activities during the years ended December 31, 2020 and 2019 were $16.8 million and $13.9 million, respectively.

Net Cash from Investing Activities

Hiro’s investing activities have consisted primarily of sales of digital currencies, a loan provided to a third party, and investments in other startup companies.

Net cash from investing activities during 2020 was $11.7 million, primarily consisting of $12.8 million from proceeds from sale of digital currencies, partially offset by an approximately $1.0 million loan made to a third party and $0.1 million of investment in a startup company.

Net cash from investing activities during 2019 was $7.0 million, consisting primarily of proceeds from sales of digital currencies of $7.8 million, partially offset by investments in other startup companies of $0.7 million.

Net Cash from Financing Activities

Net cash outflow from financing activities for the year ended December 31, 2020 was $0.4 million, primarily related to cash paid to non-controlling interest holders (limited partners of Blockstack Token Fund AI, LP). There was no financing activity for the year ended December 31, 2019.

Material Capital Commitments

Hiro currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Hiro did not have any off-balance sheet arrangements during any of the periods presented.

Internal Control over Financial Reporting

There were no changes in Hiro’s internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting. In addition, there was no material impact to Hiro’s internal control over financial reporting while most of its employees are working remotely due to the COVID-19 pandemic. Hiro is continually monitoring and assessing the COVID-19 situation to determine any potential impact on the design and operating effectiveness of its internal control over financial reporting.

Critical Accounting Policies and Estimates

Hiro’s management’s discussion and analysis of Hiro’s financial condition and results of operations is based on Hiro’s financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these consolidated financial statements requires Hiro to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated (if any) and expenses incurred during the reporting periods. Hiro’s estimates are based on its historical experience and on various other factors that Hiro believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Hiro believes that the accounting policies discussed below are critical to understanding Hiro’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

Hiro did not recognize any revenue during the year ended December 31, 2020. During the year ended December 31, 2019, Hiro recognized revenue from the sale of Stacks Tokens. Hiro concluded that the only performance obligation for these token issuances was to deliver the tokens to the purchasers and as such recorded revenue when the tokens were delivered to the purchasers’ wallets.

Fair Value of Digital Currencies

Hiro uses various inputs to measure the fair value of certain loans receivable on a recurring basis. The fair value of the loans denominated in digital currencies is considered a Level 2 measurement at December 31, 2020 and December 31, 2019, as it is estimated largely using observable inputs – quoted prices for Bitcoin and Ether in active markets.

There were no transfers between Level 1, 2 or 3 during the years ended December 31, 2020 and 2019 for assets or liabilities measured at fair value on a recurring basis.

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin and Ether is determined using quoted prices on an active exchange, based on a principal market analysis. Hiro views a decline in the quoted price to be an indicator of impairment.

Hiro sold tokens to employees that are marked to market through vesting, provided tokens to vendors in exchange for services and provided tokens as grants. In addition, as part of a one-time distribution, Hiro has distributed Stacks Tokens without monetary consideration to potential non-US network users to encourage use of the Stacks network. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges.

In estimating the fair value of the employee Stacks Tokens that vested during the year ended December 31, 2019, Hiro generally relied on the issue prices of the Stacks Token offerings that occurred in 2018 and 2019. In estimating the fair value of Stacks Tokens exchanged for services, provided as grants, distributed without monetary consideration, and for those that vested, during the year ended December 31, 2020, Hiro relied on observable inputs such as the Stacks Token exchange price on an Asian exchange, and a mixture of Level 2 and 3 inputs to estimate discounts to reflect the unlisted status of the tokens in the United States and their lack of marketability. Hiro concluded that the estimated fair value of Stacks Tokens issued, distributed or vested during the years ended December 31, 2020 and 2019 is a Level 3 measurement.

When Stacks Tokens are issued, distributed or vested under the circumstances described above, Hiro recognizes an expense equal to the estimated fair value of the Stacks Tokens (Hiro has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in Hiro’s consolidated financial statements, as they were acquired as part of Hiro’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens has not had any effect on Hiro’s net income or loss for the years ended December 31, 2020 and 2019.

Item 3.	Directors and Officers

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages and positions as of the date hereof are as set forth below:

Name	Age	Position	Term of Office (1)
Executive Officers

Muneeb Ali	39	Chief Executive Officer and Director, Hiro Systems PBC Managing Partner, Blockstack Token LLC

Hiro Systems PBC (Chief Executive Officer): October 2018-Present; Hiro Systems PBC (Co-Chief Executive Officer): October 2017-October 2018 Hiro Systems PBC (Director): June 2013-present

Blockstack Token LLC: September 2017-present

Jesse Soslow	37	Head of Legal and Operations, Blockstack Token LLC and Hiro Systems PBC	Hiro Systems PBC: March 2018-present Blockstack Token LLC: September 2018-present

Jeffrey Domke	39	Head of Product, Hiro Systems PBC	August 2018-present

Diwaker Gupta	39	Head of Engineering, Hiro Systems PBC	May 2019-present

Saurabh Pathak	47	Head of Finance and Accounting, Hiro Systems PBC	December 2018-present

Key Employees

Aaron Blankstein	33	Engineering Partner, Hiro Systems PBC	April 2017-present

Directors

Albert Wenger	54	Director of Hiro Systems PBC	December 2016-present

Jaswinder Singh	56	Director of Hiro Systems PBC	October 2018-present

(1)	All terms of office are indefinite.
(2)

Mr. Wenger became a member of our board of directors pursuant to a Voting Agreement entered into between Hiro Systems PBC, Union Square Ventures and other parties. See “Certain Relationships and Related Party Transactions — Voting Agreement” below for additional information.

Executive Officers

Dr. Muneeb Ali, 39, co-founded Hiro Systems PBC in 2013 and serves as the CEO of Hiro Systems PBC. He served as Chief Technology Officer from June 2013 until October 2017. He became Co-CEO of Hiro Systems PBC in October 2017, and he is currently serving as CEO for an indefinite term. He has been serving as a Director of Hiro Systems PBC since June 2013 and continues to serve for an indefinite term. He also serves Token LLC as a Managing Partner since in September 2017 and is serving for an indefinite term. He received his Ph.D. in Computer Science from Princeton University in 2017, and a Masters in Computer Science from Princeton University in 2011, both specializing in distributed systems. At Princeton, he worked in the Systems & Networks group and at PlanetLab—the world’s first cloud computing testbed. Earlier, he worked at the Embedded Software group at the Delft University of Technology in the Netherlands and was a Visiting Researcher at Stanford University and the Swedish Institute of Computer Science. Muneeb gives guest lectures on cloud computing at Princeton University, and his research publications have over 1,600 citations.

Jesse Soslow, 37, served as the Head of Legal and Finance at Hiro Systems PBC and Blockstack Token LLC from March 2018 to September 2019, after which he became Head of Legal and Operations. He started his role at Hiro in March 2018 and is currently serving for an indefinite term. Prior to joining Hiro, Jesse was a member of the executive team at Everwise Corporation, a Series B startup backed by Sequoia Capital, from October 2013 to January 2018. At Everwise, Jesse ran the legal, finance and operations functions for the company. Prior to Everwise, Jesse worked as a technology transactions attorney at the international law firm of Morrison & Foerster LLP. He holds a B.A., summa cum laude, in mathematics, and a J.D., cum laude, both from the University of Pennsylvania.

Jeffrey Domke, 39, joined Hiro as a contractor in March 2018 and has served as our Head of Product since August 2018. Previously, he was the Chief Product Officer and the first hire at CompStak, a commercial real estate analytics technology startup. He previously worked in design and product management consulting for Capital One, Y Brand, and Landor Associates. Jeff holds a Bachelor of Science degree in Graphic Design from Arizona State University.

Dr. Diwaker Gupta, 39, serves as the Head of Engineering at Hiro Systems PBC as of May 2019. Prior to Hiro, Diwaker spent 4 years at Dropbox in a variety of leadership roles. Most recently at Dropbox, he led engineering for the Intelligence group that encompassed Search Infrastructure, Search Quality, Machine Learning, ML Platform and a product team. During his tenure at Dropbox, Diwaker oversaw major infrastructure initiatives and product launches, including a new search engine for Dropbox. Prior to Dropbox, Diwaker was on the founding team at Maginatics, an enterprise storage startup building a next-generation cloud-native filesystem acquired by EMC in late 2014. Diwaker received his M.S and Ph.D. in Computer Science from the University of California, San Diego in 2009 and his research publications have been cited more than 3,000 times.

Saurabh Pathak, 47, served as our Controller from December 2018 to September 2019, after which was promoted to Head of Finance and Accounting, a role in which he is currently serving for an indefinite term. Prior to Hiro, Saurabh worked at BlackRock for 10 years where most recently he was the Controller for the Americas region and the Chief Financial Officer of BlackRock Canada. His previous work experience includes stints at Ernst & Young and Deloitte & Touche. Saurabh is a Chartered Accountant and a Certified Public Accountant and holds a Series 27 license. He obtained his Bachelors in Accounting from Mumbai University.

Key Employees

Aaron Blankstein, 33, joined the Hiro engineering team in April 2017, while finishing work on his Ph.D. He received his Ph.D. from Princeton University in September of 2017. Prior to joining Hiro, Mr. Blankstein worked as a doctoral researcher in the Systems and Networking lab at Princeton from September 2011 until he defended his thesis in June of 2017, while doing multiple research internships at Microsoft Research. Prior to his doctoral research, Mr. Blankstein completed a Masters in Engineering at MIT, completing his thesis in the Programming Methodologies Group in CSAIL. He received bachelor’s degrees in Computer Science and Mathematics from the Massachusetts Institute of Technology in 2010. His research has spanned a range of topics, mostly focusing on web application performance and security. He’s worked in information flow tracking systems, caching algorithms, compilers, and applied cryptography, and has over 10+ years of Emacs usage. He and his collaborators’ research has won awards including the PET Award for Outstanding Research in Privacy Enhancing Technologies.

Board of Directors

Albert Wenger, 54, has served as a member of the board of directors of Hiro Systems PBC since December 2016 and is currently serving for an indefinite term. Mr. Wenger is a managing partner at Union Square Ventures (“USV”), where he has led a variety of investments, including USV’s investments in Etsy (IPO), MongoDB (IPO), Twilio (IPO), Behance (acquired by Adobe) and Firebase (acquired by Google). Before joining USV in 2006, Mr. Wenger was the president of del.icio.us(http://del.icio.us/) until it was sold to Yahoo in 2005. Mr. Wenger currently serves as a member of the board of directors of Foursquare, Sift Science, and Wattpad, among others. Mr. Wenger received a bachelor’s degree in economics and computer science from Harvard College in 1990 and a Ph.D. in information technology from the Massachusetts Institute of Technology in 1999. We believe Mr. Wenger’s experience in the information systems industry, both as an executive and director, qualify him to serve on our board.

Jaswinder Pal (JP) Singh, 56 has served as a member of the board of directors of Hiro Systems PBC since October 2018 and is currently serving for an indefinite term. He has been a Professor of Computer Science at Princeton University since 1995. Since 2010, Professor Singh has directed the Princeton CTO Program, which trains students to become highly effective chief technology officers by encouraging understanding not only of technology but also of business and society. From 2000 to 2005 Professor Singh was co-founder and chief technical officer of FirstRain Inc., a business analytics company, where he led the development of novel and award-winning technologies and products for precise information extraction from Web pages in the presence of changes, for topic-specific crawling and information discovery, for high-relevance search, and for large-scale content-based publish-subscribe. Professor Singh received his bachelor’s degree from Princeton in 1987 and earned master’s and doctoral degrees in electrical engineering from Stanford in 1989 and 1993, respectively. Among his honors are the Presidential Early Career Award for Scientists and Engineers (PECASE), awarded by the National Science Foundation, and a Sloan research fellowship, both in 1997. He is a member of the Association for Computing Machinery and the Institute of Electrical and Electronics Engineers Inc.

Mr. Ali makes up the remaining member of our board of directors and is the managing partner of Blockstack Token LLC.

Board Composition and Risk Oversight

The board of directors of Hiro Systems PBC is currently composed of three members. The certificate of incorporation and bylaws provide that the number of directors shall be at least one and will be fixed from time to time by resolution of the board of directors. There are no family relationships among any of the directors or executive officers.

During 2020, the board of directors met four times. All members of the board of directors attended all of the meetings.

Limitation of Liability and Indemnification

The certificate of incorporation and bylaws of Hiro Systems PBC provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, we have entered into separate indemnification agreements with each of the directors of Hiro Systems PBC and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We have obtained and expect to maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Non-Employee Manager and Director Compensation

To date, only one of Hiro’s directors has received any cash, equity or token compensation for serving on its board of directors. In connection with Jaswinder Pal (JP) Singh’s appointment as a member of our board of directors in October 2018, Hiro Employee LLC issued him 2,500,000 of Hiro Employee LLC’s units pursuant to the 2017 Plan. The units issued to Mr. Singh vest at a rate of one twenty-fourth of the issued units per month, subject to Mr. Singh’s continued service to Hiro. In January 2019, Mr. Singh was also granted options to purchase 78,510 shares of Hiro Systems PBC’s common stock at $2.69 per share. One twenty-fourth (1/24th) of the shares subject to this option shall vest each month on the same day of the month as the vesting commencement date of October 1, 2018 (or if there is no corresponding day, on the last day of the month), subject to Mr. Singh continuing to be a service provider through each such vesting date. In 2018, Mr. Singh also received a consulting fee of $46,200.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation of the three highest paid persons who were our executive officers during the year ended December 31, 2020 (our “named executive officers”):

Name and Principal Position	Year	Salary	Severance	Bonus	Option Awards	Restricted Token Unit Awards*	All Other Compensation	Total
Diwaker Gupta
Head of Engineering	2020	$265,000	$—	$6,920	$29,206	$186,750	$7,950	$495,826
Jesse Soslow
Head of Legal and Operations	2020	$225,000	$—	$6,920	$119,743	$49,800	$6,750	$408,213
Jeffrey Domke
Head of Product	2020	$225,000	$—	$—	$105,140	$49,800	$5,362	$385,302

*	Noncash award of restricted token units (see Restricted Token Unit Awards section below). Value of restricted token unit awards is based on their fair value on the date of grant.

Our two directors do not receive annual compensation for their services.

Unit Awards. Certain of our named executive officers were eligible to receive awards under Blockstack Employee LLC’s 2017 Equity Incentive Plan (the “2017 Plan”) adopted by Blockstack Employee LLC’s board of managers and approved by Blockstack Employee LLC’s members. This plan was terminated in 2019. The 2017 Plan permitted the grant of options to purchase Blockstack Employee LLC’s units and awards of restricted units to any of our and any of our affiliates’ employees, managers, officers, eligible consultants, and other eligible service providers. Subject to the provisions of the 2017 Plan, the recipients of awards granted under the 2017 Plan and the terms and conditions of such awards and the vesting conditions (if any) were determined by Blockstack Employee LLC’s board of managers, who administered the 2017 Plan. Awards were generally not transferable. In 2019, Hiro Systems PBC dissolved Blockstack Employee LLC and distributed all Stacks Tokens to the holders of the restricted units, with one Stacks Token distributed for each unit held.

2016 Equity Incentive Plan

Option Awards. Our named executive officers are eligible to receive awards under Hiro Systems PBC’s 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Authorized Shares. Subject to the adjustment provisions of the 2016 Plan described below, a total of 2,690,519 shares of our common stock are reserved for issuance pursuant to the 2016 Plan. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock and restricted stock units, is forfeited or repurchased due to the failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares), which were subject to such award will become available for future grant or sale under the 2016 Plan. Shares that have actually been issued under the Plan under any award will not be returned to the 2016 Plan and will not become available for future distribution under the 2016 Plan, except that if shares issued pursuant to awards of restricted stock or restricted stock units are repurchased by the Company or are forfeited to the Company due to the failure to vest, such shares will become available for future grant under the Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Plan. To the extent an award under the 2016 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2016 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors administers the 2016 Plan. Subject to the provisions of the 2016 Plan, the administrator has the power to administer the plan, including but not limited to the power: to determine the fair market value of a share for the purposes of the 2016 Plan; to select the individuals to whom awards will be granted; to determine the number of shares to be covered by each award; to approve forms of award agreements for use under the 2016 Plan; to determine the terms and conditions of any award, not inconsistent with the 2016 Plan; to institute and determine the terms and conditions of an exchange program by which awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards or a different type, and/or cash, participants have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and/or the exercise price of an outstanding award is reduced or increased; to construe and interpret the terms of the 2016 Plan and awards granted thereunder; to prescribe, amend and rescind rules and regulations relating to the 2016 Plan; to modify or amend each award (subject to the 2016 Plan); to allow participants to satisfy withholding tax obligations in a manner prescribed in the 2016 Plan; to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an award; to allow a participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such participant under an award; and to make all other determinations deemed necessary or advisable for administering the 2016 Plan.

Stock Options. Stock options may be granted under the 2016 Plan. The exercise price of options granted under the 2016 Plan must generally at least be equal to the fair market value of our common stock on the date of grant and the term of an incentive stock option may not exceed 10 years, except that with respect to incentive stock options granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the exercise price must generally equal at least 110% of the fair market value on the grant date and the term must not exceed five years. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Unless otherwise provided for by the administrator, if termination is due to death or disability, the option will remain exercisable for 12 months and in all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of the 2016 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2016 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years and the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be not less than 100% of the fair market value of a share on the date of grant. Unless otherwise provided for by the administrator, if termination is due to death or disability, the stock appreciation right will remain exercisable for 12 months and in all other cases, the stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2016 Plan, the administrator determines the other terms of stock appreciation rights.

Restricted Stock. Restricted stock may be granted under the 2016 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2016 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to Hiro); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the 2016 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of the 2016 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to Hiro) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2016 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2016 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2016 Plan and/or the number, class and price of shares covered by each outstanding award.

Liquidation and Dissolution. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2016 Plan provides that in the event of a merger or change in control, as defined under the 2016 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment, Termination. The administrator will have the authority to amend, suspend or terminate the 2016 Plan provided such action will not impair the existing rights of any participant. The 2016 Plan will automatically terminate in 2026, unless we terminate it sooner.

Restricted Token Unit Awards

Restricted Token Units. Blockstack Token LLC granted restricted token unit (“RTU”) awards to each of our named executive officers. Each RTU represents a right to receive a Stacks Token upon satisfaction of vesting criteria set forth in a restricted token unit agreement (an “RTU Agreement”) between the named executive officer and Blockstack Token LLC. RTUs vest only if both service and liquidity event vesting conditions are met. RTUs satisfy the service-based vesting condition in installments over a four-year period if the recipient continues to provide services to Blockstack Token LLC or a parent or subsidiary through each vesting date. RTUs that have not met the service-based vesting condition are forfeited upon the recipient’s termination of service. On January 20, 2021, the liquidity event condition was satisfied because on that date the board of directors of Hiro Systems PBC determined that the Stacks Tokens would no longer be treated as a security for purposes of U.S. federal and state securities laws. As a result, all RTUs that had met the service-based vesting condition completely vested as of that date.

Outstanding Equity Awards as of December 31, 2020

Other than as set forth below, there were no outstanding unexercised options to purchase shares of Hiro Systems PBC’s common stock, unvested stock, and/or equity incentive plan awards issued by Hiro to the three highest paid executive officers of Hiro Systems PBC as of December 31, 2020.

Name	Type of securities underlying unexercised options*	Number of securities underlying unexercised options exercisable*	Number of securities underlying unexercised options unexercisable*	Option exercise price ($)*	Option expiration date*
Jeffrey Domke (1)	Common Stock	26,426	12,012	$2.69	1/15/2029
Jeffrey Domke (2)	Common Stock	13,869	42,658	$3.02	2/07/2030
Jesse Soslow (1)	Common Stock	21,590	9,814	$2.31	6/27/2028
Jesse Soslow (1)	Common Stock	4,835	2,199	$2.69	1/15/2029
Jesse Soslow (2)	Common Stock	15,505	48,873	$3.02	2/07/2030
Diwaker Gupta (1) (3)	Common Stock	39,255	—	$2.69	7/23/2029
Diwaker Gupta (1)	Common Stock	49,068	68,697	$2.69	7/23/2029
Diwaker Gupta (2)	Common Stock	3,271	12,431	$3.02	2/07/2030

*	The options referred to here are options to purchase shares of our common stock, issued under Hiro Systems PBC’s 2016 Equity Incentive Plan.
(1)

Twenty-five percent (25%) of the shares subject to the option shall vest on the one (1) year anniversary of the vesting commencement date, and one forty-eighth (1/48th) of the shares subject to the option shall vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to participant continuing to be a service provider through each such date.

(2)

One forty-eighth (1/48th) of the shares subject to the option shall vest each month on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to participant continuing to be a service provider through each such date.

(3)	These are early exercisable options and 16,356 of these options have vested as of December 31, 2020.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information with respect to the beneficial ownership of (i) the capital stock of Hiro Systems PBC at March 31, 2021, and (ii) the ownership of the Stacks Tokens for:

•	each person, or group of affiliated persons, who we know beneficially owns more than 10% of our common stock; and

•	all of our directors and executive officers as a group.

The percentage of beneficial ownership shown in the table is based upon 13,793,644 shares outstanding as of March 31, 2021. The percentage of token ownership is based upon 1,352,464,600 Stacks Tokens outstanding and issued or issuable as of December  31, 2020 including the tokens held in treasury by Hiro Systems PBC. As noted in the Form 1-U filed with the SEC on January  20, 2021, we do not consider the Stacks Tokens to be a security and consequently the disclosure around the tokens in this section is limited to the token holdings as of December 31, 2020.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 10% of our common stock on an as-converted basis. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before the 60th day after March 31, 2021. Certain of the options to purchase shares of our common stock granted to our named executive officers may be exercised prior to the vesting of the underlying shares. We refer to such options as being “early exercisable.” Shares of common stock issued upon early exercise are subject to our right to repurchase such shares until such shares have vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options to purchase shares of our common stock or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o 101 W. 23rd Street, Suite 224, New York, New York 10011.

Name of Beneficial Owner	Beneficial Ownership of Hiro Systems PBC voting securities			Beneficial Ownership of Stacks Tokens
	Shares		Percentage	Stacks Tokens		Percentage
10% Stockholders*:
Entities affiliated with Union Square Ventures	2,374,972	(1)	17.2%	65,746,786		4.9%
Muneeb Ali^	3,074,288		22.3%	47,321,000		3.5%
Albert Wenger	2,374,972	(1)	17.2%	65,746,786		4.9%
All directors and executive officers as a group (8 persons^^)	6,092,547	(2)	42.2%	168,106,314	(3)	9.8%

*

Although Ryan Shea, who departed from Hiro Systems PBC in 2018, is the owner of 4,099,051 shares of common stock, or 29.7% of Hiro Systems PBC voting securities, his shares are subject to an irrevocable proxy, which provides that the aggregate number of shares of common stock owned by Ryan Shea in excess of 9.9% of the aggregate number of voting securities of Hiro Systems PBC that is being asked to vote on any matter, will be voted in a manner consistent with the majority of the other votes cast by the Hiro Systems PBC stockholders on such specific matter.

^

Muneeb Ali’s holdings of voting securities and Stacks Tokens are net of transfers to a family trust. However, he has retained, through an irrevocable proxy, voting authority on the 1,024,763 shares that have been transferred to the family trust. For further details, see Item 5 “Interest of Management and Others in Certain Transactions—Transfer of Assets.”

^^	Includes Patrick Stanley who departed Hiro Systems PBC in September 2020 to form an independent entity in the Stacks ecosystem.
(1)

Consists of (i) 72,809 shares of Series A-1 convertible preferred stock and 42,207 shares of Series A-4 convertible preferred stock held by USV 2014 Investors, LP, and (ii) 1,430,618 shares of Series A-1 convertible preferred stock and 829,338 shares of Series A-4 convertible preferred stock held by USV 2014, LP. The general partner of USV 2014 Investors, LP and USV 2014, LP is USV 2014 GP, LLC. Albert Wenger is a senior managing member of USV 2014 GP, LLC, and as such, he may be deemed to share voting power and investment control over the shares held of record by USV 2014 Investors, LP and USV 2014, LP. Each of these entities and Albert Wenger disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(2)

Consists of 282,853 shares at an exercise price of $0.37, all of which are exercisable within 60 days of March 31, 2021, 62,808 shares at an exercise price of $2.31, 53,648 of which are exercisable within 60 days of March 31, 2021, 307,695 shares at an exercise price of $2.69, 231,225 of which are exercisable within 60 days of March 31, 2021, 196,275 shares at an exercise price of $3.02, 70,655 of which are exercisable within 60 days of March 31, 2021 and 15,702 shares at an exercise price of $3.33, 4,906 of which are exercisable within 60 days of March 31, 2021. 386,204 of the shares subject to option grants are subject to a schedule whereby one-quarter (1/4) of the shares subject to the options shall vest on the first anniversary of their respective vesting commencement dates, after which one forty-eighth (1/48) of the shares subject to each option shall vest each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date. 243,381 of the shares subject to option grants are subject to a schedule whereby one forty-eighth (1/48) of the shares subject to each option shall vest each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date. 157,238 of the shares subject to option grants were subject to a schedule whereby one-half (50%) of the shares subject to option vested upon vesting commencement date and the balance of the shares subject to each option vested each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date. These shares were fully vested during 2018. 78,510 of the shares subject to option grants were subject to a schedule whereby one twenty-fourth (1/24) of the shares subject to each option vested each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date. These shares were fully vested during 2020.

(3)	Consists of 20,134,568 token unit awards (pursuant to the Unit Awards arrangement described earlier) of which 17,482,901 are vested as of December 31, 2020.

Item 5.	Interest of Management and Others in Certain Transactions

We are a Delaware public benefit corporation. The following is a summary of transactions since January 1, 2019 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Stock Option Grants

Diwaker Gupta	172,722
Jeffrey Domke	94,965
Jaswinder Singh	78,510
Jesse Soslow	71,412

RTU Award Grants

Diwaker Gupta	5,290,000
Jesse Soslow	2,440,000
Jeffrey Domke	2,190,000
Patrick Stanley^	2,000,000
Muneeb Ali	1,500,000
Saurabh Pathak	1,315,000

^	Patrick Stanley departed from Hiro Systems PBC in September 2020 to form an independent entity in the Stacks ecosystem.

Blockstack Token LLC Stacks Tokens

In October 2018, Blockstack Token LLC sold 38,209,321 Stacks Tokens to Blockstack Employee LLC at $0.01320 per token. In 2019, Blockstack Employee LLC was dissolved, and certain Stacks Tokens were distributed to the unit holders of Blockstack Employee LLC. In connection with this dissolution, in May 2019, Blockstack Token LLC repurchased 11,490,972 tokens from Blockstack Employee LLC at $0.0132 per token.

Investors’ Rights Agreement

Hiro Systems PBC has entered into an investors’ rights agreement with certain holders of its convertible preferred stock, including USV 2014, L.P., USV 2014 Investors, L.P., USV 2016, L.P., and USV Investors 2016, L.P. If we grant registration rights to investors in a future equity financing separate from the Series A equity financing, the holders of 4,431,554 shares of our Series A preferred stock, and any shares of common stock issuable upon the conversion of our convertible preferred stock, are entitled to pari passu registration rights, subject to the execution of any documents granting such rights executed by the investors in such future equity financing. Albert Wenger, a member of Hiro Systems PBC’s board of directors, is a managing partner of Union Square Ventures.

Voting Agreement

The election of the members of the Hiro Systems PBC board of directors is governed by a voting agreement with certain of the holders of our outstanding common stock and convertible preferred stock, including entities affiliated with Union Square Ventures, and certain other persons. The parties to the voting agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors: (1) one nominee designated by entities affiliated with Union Square Ventures, and (2) two nominees designated by a majority of the holders of common stock, determined on an as-converted basis. Albert Wenger, a member of Hiro Systems PBC’s board of directors, is a managing partner of Union Square Ventures.

Right of First Refusal and Co-Sale Agreement

Hiro Systems PBC is a party to a right of first refusal and co-sale agreement with holders of our convertible preferred stock and our founders, Muneeb Ali and Ryan Shea, including entities affiliated with Union Square Ventures, and certain other persons, pursuant to which certain holders of convertible preferred stock have a right of first refusal and co-sale in respect of certain sales of securities by our founders and our other stockholders. Albert Wenger, a member of Hiro Systems PBC’s board of directors, is a managing partner of Union Square Ventures.

Token Sales to Union Square Ventures

Union Square Ventures, a beneficial owner of over 10% of our capital stock and an affiliate of a member of our board of directors, purchased $1 million in Stacks Tokens in our Regulation A offering in 2019. Albert Wenger, a member of Hiro Systems PBC’s board of directors, is a managing partner of Union Square Ventures.

Transfer of Assets

In December 2020, one of our founders, Muneeb Ali, transferred 1,024,763 of his shares in Hiro Systems PBC and 42,000,000 Stacks Tokens to a family trust. The family trust has signed an irrevocable proxy that allows Muneeb Ali to vote the transferred shares on behalf of the Trust.

Item 6.	Other Information

Hiro Systems PBC has no other information to disclose.

Item 7.	Financial Statements

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

With Independent Auditor’s Report

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Years Ended December 31, 2020 and 2019

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Stockholders

Hiro Systems PBC and Subsidiaries (formerly known as, Blockstack PBC and Subsidiaries)

We have audited the accompanying consolidated financial statements of Hiro Systems PBC and Subsidiaries (formerly known as, Blockstack PBC and Subsidiaries) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Uncertainties and Accounting Matters Related to Cryptocurrency Assets (also referred to as “Digital Currencies”)

As disclosed in Note 2 to the financial statements, the Company held digital currencies with a carrying value of approximately $3.6 million and $7.8 million, in digital currencies, representing approximately 13% and 25% of total assets at December 31, 2020 and 2019, respectively, and loans of digital assets to third parties, with a fair value of $2.1 million and $0.8 million at December 31, 2020 and 2019, respectively, which are to be repaid in digital assets. Significant information and risks related to such digital currencies and related assets and liabilities include, but is not necessarily limited to the following:

Digital Currencies are Unregulated and Have Risks of Ownership

As of the date of these consolidated financial statements, cryptocurrencies are not subject to any regulatory oversight and while the public keys (e.g. account numbers) of virtual wallets holding cryptocurrencies reside on distributed networks and can be viewed publicly, the ownership of the wallets are not registered and therefore, anonymous. Ownership in the currencies residing in any wallet are evidenced only by demonstrating knowledge of both the public key of the virtual wallet holding the currencies and the underlying private key (e.g. passcode) of the cryptocurrencies residing within the virtual wallet. Knowledge of both these keys is required in order to demonstrate possession of the cryptocurrencies and therefore, ownership. Accordingly, prior to investing, investors in such currencies should carefully evaluate and understand all relevant internal controls put in place by companies holding such assets on their behalf to understand how their investments are being protected and how inappropriate transfers of such assets are prevented.

Risks Related to Maintaining Private Key Security

Digital currency assets require the execution of the aforementioned confidential encrypted private key in order to initiate a transfer of the asset to another party. If the private key were to become lost, the Company would not be able to access the digital currency assets, thereby deeming the asset worthless to the Company. In addition, if another party were to gain access to the private key, along with the public key of the wallet holding the digital currencies, the other party could demonstrate ownership of the digital currencies and could either execute a transfer of the cryptocurrency asset or inappropriately utilize the digital currency assets as collateral for unauthorized financing.

Risks Related to Current and Continued Market Acceptance

Cryptocurrency assets are virtual currencies that have recently become significant in the marketplace and utilize blockchain technology in order to account for the transfer of such assets. These virtual assets have significant market volatility, which can significantly vary in a short period of time and can potentially vary between various pricing sources. These virtual assets are highly speculative in nature, and have potentially significant risks of ownership, which include, but are not necessarily limited to risks identified herein.

Regulatory Oversight and Considerations

As of the date of these consolidated financial statements, the U.S. Securities and Exchange Commission has expressed concerns regarding the adequacy and accuracy of marketplace information of cryptocurrency assets, which could impact individual state blue sky laws, potentially impacting the exchange of such assets for more widely accepted currencies, such as the US Dollar. In the event that regulations were implemented to address these concerns, such regulations could potentially have a significant adverse effect on the realization of these digital currency assets.

Risks Associated With a Cryptocurrency Majority Control

Since cryptocurrencies are virtual and transactions in such currencies reside on distributed networks, governance of the underlying distributed network could be adversely altered should any individual or group obtain 51% control of the distributed network. Such control could have a significant adverse effect on either the ownership or value of the cryptocurrency.

Financial Reporting Risks Related to Digital Currency Valuation

As of the date of these consolidated financial statements, there is currently no specific authoritative accounting literature under accounting principles generally accepted in the United States of America (U.S. GAAP) which addresses the accounting for digital assets, including digital currencies. Certain non-authoritative sources have concluded that digital currencies should be accounted for as intangible assets, where the digital currency asset should be recorded at the lower of its original cost or fair value, whereby any recorded write-downs could not be recovered in the future. The Company’s management has concluded that it’s digital currency assets should be valued at cost and reduced for any identified impairment charges, which is consistent with current practices. In the event that specific authoritative accounting guidance were to be issued after the release of these financial statements and such guidance was inconsistent with management’s current accounting for its digital assets and a restatement would be determined to be required, any resulting restatement could have a significant impact on the Company’s financial position, results of operations, and cash flows. The timing of any such authoritative guidance, if issued at all, is not determinable as of the date of these financial statements.

Risks Related to Transaction Authentication

As of the date of these consolidated financial statements, the transfer of digital currency assets from one party to another currently typically relies on an authentication process by an outside party known as a miner. In exchange for compensation, the miner will authenticate the transfer of the currency through the solving of a complex algorithm known as a proof of work, or will vouch for the transfer through other means, such as a proof of stake. Effective transfers of and therefore realization of cryptocurrency is dependent on interactions from these miners. In the event that there were a shortage of miners to perform this function, that shortage could have an adverse effect on either the fair value or realization of the cryptocurrency assets.

Non-Cash Liabilities to be Settled in Tokens

As of the date of these consolidated financial statements, the Company reflected liabilities in the amount of $11.2 million for promises to distribute tokens in the future. When this liability is settled in the future, and since the issuance of such tokens will have no carrying amount at the time of issuance, the result of this transaction will result in the Company recognizing a future non-cash gain for the same amount as the liability.

Non-Cash Loans Receivable

In 2020 and 2019, the Company loaned digital assets comprised of Bitcoin and Ether to third parties approximating $2.1 million and $0.8 million, which were repaid in digital assets in 2021 and 2020, respectively. In connection with these loans, the Company recognized a non-cash gain of approximately $3.0 million in 2020. Had these digital assets not been loaned to third parties, they would have been accounted for as intangible assets in accordance with the American Institute of Certified Public Accountants non-authoritative accounting guidance entitled “Accounting for and Auditing of Digital Assets” and a non-cash gain for changes in fair value would not have been recorded.

As discussed herein, holdings in digital currency assets are subject to current, emerging and potentially significant risks, including, but not necessarily limited to legal, regulatory, market valuation and proof of ownership risks. These risks are described in greater detail in Note 1 to the consolidated financial statements. Users of financial statements for entities that hold cryptocurrency assets should carefully understand, consider and evaluate these and other risks related to cryptocurrency assets, when making investing decisions in such entities. Our opinion is not modified with respect to this matter.

WithumSmith+Brown, PC

New York, New York

April 27, 2021

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Consolidated Balance Sheets

December 31, 2020 and 2019

($ in thousands, except for share amounts)

	2020	2019
Assets
Current assets
Cash and cash equivalents	$13,108	$14,186
Loan to third party	2,091	825
Income tax receivable	4,020	—
Other current assets	514	289

Total current assets	19,733	15,300
Restricted cash	—	4,436
Digital currencies, net	3,561	5,364
Restricted digital currencies, net	—	2,386
Investments	1,026	1,006
Loan to third party	951	—
Right-of-use asset, net	338	1,768
Other assets	904	935

Total assets	$26,513	$31,195

Liabilities
Current liabilities
Income tax payable	$—	$2,251
Token obligations to employees	133	315
Token obligations to third parties, current	7,391	232
Lease liability, current	295	403
Other current liabilities	1,274	221

Total current liabilities	9,093	3,422
Lease liability, net of current portion	—	1,490
Token obligations to third parties, net of current portion	3,829	—
Other liabilities	1,223	—

Total liabilities	14,145	4,912

Stockholders’ equity
Series A convertible preferred stock, $0.00001 par value, 4,558,946 shares authorized; 4,558,498 shares issued and outstanding; liquidation preference of $5,519	—	—
Common stock, $0.00001 par value, 16,000,000 shares authorized; 9,235,146 and 9,131,646 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	—	—
Additional paid-in capital	13,943	6,924
Retained earnings (deficit)	(1,498)	12,538

Total controlling stockholders’ equity	12,445	19,462
Non-controlling interest (deficit)	(77)	6,821

Total stockholders’ equity	12,368	26,283

Total liabilities and stockholders’ equity	$26,513	$31,195

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Consolidated Statements of Operations

Years Ended December 31, 2020 and 2019

($ in thousands)

	2020	2019
Revenue
Revenue from token delivery arrangements	$—	$23,344

Total revenue	—	23,344

Expense
Compensation expense	7,036	9,619
Advertising and marketing	5,718	7,793
General and administrative	7,578	5,877
Research and development	2,573	1,519
Grants to third parties	25,294	—
Impairment of digital currencies	815	4,854
Impairment of investments	100	—

Total expense	49,114	29,662

Operating loss	(49,114)	(6,318)

Nonoperating income (expense)
Noncash gain from vesting of employee tokens	2,406	6,360
Noncash gain on tokens and other assets granted to third parties	18,730	3,066
Gain on sale of digital currencies	7,662	2,148
Noncash gain (loss) on loans receivable	2,998	(177)
Other income	52	295

Total nonoperating income	31,848	11,692
Income (loss) before income taxes	(17,266)	5,374
Income tax expense (benefit)	(3,153)	2,491

Net income (loss) before non-controlling interest	(14,113)	2,883
Net loss allocable to non-controlling interest	77	537

Net income (loss) attributable to Hiro Systems PBC	$(14,036)	$3,420

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2020 and 2019

($ in thousands, except for share amounts)

	Convertible Preferred Stock						Total Controlling Stockholders’ Equity	Non-Controlling Interest	Total Stockholders’ Equity
	Series A		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	4,558,498	$—	9,131,646	$—	$6,668	$9,118	$15,786	$7,877	$23,663
Stock-based compensation	—	—	—	—	256	—	256	—	256
Dissolution of Employee LLC	—	—	—	—	—	—	—	(519)	(519)
Net income (loss)	—	—	—	—	—	3,420	3,420	(537)	2,883

Balance at December 31, 2019	4,558,498	$—	9,131,646	$—	$6,924	$12,538	$19,462	$6,821	$26,283
Stock-based compensation	—	—	—	—	653	—	653	—	653
Exercise of stock options	—	—	103,500	—	38	—	38	—	38
Distribution to Hiro Systems PBC	—	—	—	—	6,328	—	6,328	(6,328)	—
Distribution to non-controlling interest holders	—	—	—	—	—	—	—	(493)	(493)
Net loss	—	—	—	—	—	(14,036)	(14,036)	(77)	(14,113)

Balance at December 31, 2020	4,558,498	$—	9,235,146	$—	$13,943	$(1,498)	$12,445	$(77)	$12,368

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

($ in thousands)

	2020	2019
Cash flows from operating activities
Net income (loss) before non-controlling interest	$(14,113)	$2,883
Adjustments to reconcile net income (loss) to net cash from operating activities
Noncash gain from vesting of employee tokens	(2,406)	(6,360)
Token compensation expense	2,234	6,184
Noncash gain on tokens and other assets granted to third parties	(18,730)	(3,066)
Noncash grants to third parties	24,501	—
Other noncash expenses related to tokens granted to third parties	5,104	2,910
Gain on sale of digital currencies	(7,662)	(2,148)
Noncash gain (loss) on loans receivable	(2,998)	177
Depreciation and amortization	37	45
Amortization of operating lease right-of-use asset	236	370
Stock-based compensation	653	256
Impairment of digital currencies	815	4,854
Impairment of investments	100	—
Changes in operating assets and liabilities
Income tax receivable	(4,020)	—
Other current assets	(100)	(31)
Digital currencies	—	(13,553)
Other assets	—	(504)
Income tax payable	(2,251)	(3,907)
Token obligations to employees	(10)	(28)
Other current liabilities	948	(1,761)
Lease liability	(404)	(245)
Other liabilities	1,223	—

Net cash from operating activities	(16,843)	(13,924)

Cash flows from investing activities
Cash disbursed for loan to third party	(950)	—
Proceeds from sales of digital currencies	12,767	7,776
Purchase of fixed assets	—	(28)
Purchase of intangible assets	(18)	(48)
Purchase of investments	(120)	(716)

Net cash from investing activities	11,679	6,984

Cash flows from financing activities
Cash received from the exercise of stock options	38	—
Cash paid to non-controlling interest holders	(388)	—
Net cash from financing activities	(350)	—

Net change in cash, cash equivalents and restricted cash	(5,514)	(6,940)
Cash, cash equivalents and restricted cash, beginning of year	18,622	25,562

Cash, cash equivalents and restricted cash, end of year	$13,108	$18,622

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the accompanying consolidated balance sheets to amounts presented in this consolidated statements of cash flows:

Cash and cash equivalents	$13,108	$14,186
Restricted cash	—	4,436

Total amount presented in consolidated statements of cash flows	$13,108	$18,622

Supplemental noncash investing and financing activities
Digital currencies provided as a loan to a third party (Note 3)	$365	$1,002

Digital currencies received as repayment of loan to a third party (Note 3)	$2,096	$—

Non-controlling interests in Employee LLC	$—	$519

Supplemental disclosure of cash flow information
Cash paid for income taxes (net of refunds)	$2,140	$6,400

Supplemental noncash disclosure due to adoption of Accounting Standards Codification 842, Leases
Operating lease right of use asset	$—	$2,138

Operating lease right of use liability	$—	$2,180

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Hiro Systems PBC (the “Company”, formerly known as Blockstack PBC prior to a name change that took effect in December 2020), is a technology company that, together with its affiliates, built a network for decentralized applications (the “Stacks network” (formerly known as Blockstack network) or the “network”) using blockchain technologies. The Company is a Delaware public benefit corporation that was formed in 2013. The Company’s public benefit is to enable an open, decentralized internet which will benefit all internet users by giving them more control over information and computation.

The Stacks network brings applications and smart contracts to Bitcoin blockchain. The Company introduced the Stacks Blockchain, which involved the creation of tokens (the “Stacks Tokens” or the “tokens”) in order to obtain control over the digital assets on the Stacks network and incentivize users of the network to develop, maintain and write transactions to the network. In connection with this network development, the Company sold utility tokens to parties who wished to use the Stacks network. The network consumes tokens from network users, purchased or earned through mining to perform various network operations. In January 2021, a new version of the Stacks Blockchain (“Stacks Blockchain 2.0”) was launched.

In 2021, subsequent to the launch of Stacks Blockchain 2.0, and upon the necessary approvals from the Company’s board of directors, (see Note 10) the Company determined that it is no longer in a position of providing, and will no longer be able to provide, essential managerial services to the Stacks Blockchain and therefore concluded that it was no longer necessary for the Company to treat the Stacks Tokens as investment contracts that are securities under the federal securities laws. This development coincides with a change in the Company’s business activities. The Company’s business post-Stacks Blockchain 2.0 is to develop applications and developer tools for the Stacks and Bitcoin blockchains, including a hosted service that will permit developers of decentralized applications and finance software products to more easily test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol. The Company intends to develop the hosted service so that it will fully integrate with a portfolio of tools and services developers require to seamlessly build smart contracts and applications.

Token Offerings

During 2017 and 2018, the Company sold 395 million Stacks Tokens for a total amount of $47.4 million (the “private token sales”) at a price of $0.12 per token in reliance of the exemption offered by Regulation D (the “Regulation D”) of the Securities Act of 1933, as amended (the “Securities Act”). Purchasers in the private token sales participated either by entering into Simple Agreements for Future Tokens (“SAFTs”) or by entering into agreements with one of two Delaware limited partnerships (the “LP funds”) created as investment vehicles for the private token sales. Certain individuals received free, non-binding “vouchers” for the opportunity to purchase future tokens up to $3,000 in value at the private token sales price of $0.12. The Company offered the voucher holders the opportunity to redeem the vouchers in a new offering in 2019 described below in this note.

The delivery of tokens to both fund investors and SAFT holders was based upon the Company satisfying the requirements of a milestone: The successful development of a live, operational network with token functionality (the “First Milestone”). The First Milestone was achieved in November 2018 and the Company delivered Stacks Tokens to the purchasers. Achievement of the First Milestone also resulted in making available to the Company portions of the contribution of SAFT purchasers and the LP fund investors.

For the individuals who purchased tokens via the LP funds, there was an additional milestone, relating to username registrations on the networks, that if not met would have resulted in the return of a portion of their capital contribution: The registration of one million Verified Users (as such term is defined in the LP funds’ partnership agreement) on the network (the “Second Milestone”). The Second Milestone was achieved in January 2020 and the remaining portions of the contributions of investors in the LP funds became available to the Company. The Company paid

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

approximately $1.7 million to a third party in connection with the achievement of the Second Milestone. This expense is included in general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2020. Determination as to whether the milestones were met for the purposes of the LP funds was made by an advisory board of seven individuals, three of whom were appointed by limited partners of the LP funds.

In July 2019, the Company sold approximately 75 million Stacks Tokens for a total amount of $15.5 million at a price of $0.30 per token (and $0.12 per token for the voucher holders) in a public offering pursuant to Tier 2 of Regulation A of the Securities Act (the “Regulation A offering”). The Company delivered the tokens to purchasers in October 2019. As part of the Regulation A offering, the Company also distributed approximately 10 million Stacks Tokens for noncash consideration to application developers in exchange for the development of well-reviewed applications on the Stacks network (“App Mining”). The Company ended the App Mining program in February 2020.

Concurrently with the Regulation A sale, the Company sold approximately 31 million Stacks Tokens for a total amount of $7.6 million at a price of $0.25 per token to non-U.S. persons in a private placement exempt from the registration requirements of the Securities Act, under Regulation S (the “Regulation S offering”). The tokens sold in this Regulation S offering were restricted securities and were subject to a “transfer lock” that prevented their transfer from being recorded on the Stacks network for one year after sale. The Company delivered the tokens to the purchasers in October 2019.

The Stacks Tokens sold in all the above offerings are subject to a “time lock” with 1/24th of the quantity of tokens purchased being released from this time lock on the date of distribution of the tokens and an additional 1/24th being released for every 4,320 blocks that are processed on the blockchain used by the network. The tokens issued in these offerings do not represent a right of ownership or a right to profits of the Company or its affiliates.

In January 2020, the Company distributed approximately 32 million Stacks Tokens to over 300,000 individuals in compliance with Regulation S for no monetary consideration. The value of these tokens was approximately $3.2 million and has been disclosed as advertising and marketing expense with a corresponding noncash gain on tokens and other assets granted to third parties on the consolidated statement of operations for the year ended December 31, 2020. This was a noncash transaction and had no impact on the net loss of the Company (see Note 9).

Basis for Consolidation

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. The Company consolidates a variable interest entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. The Company’s wholly owned subsidiaries and VIEs are outlined below:

Blockstack Token LLC (“Token LLC”) is a Delaware limited liability company with operations in New Jersey. It is a wholly owned subsidiary of Hiro Systems PBC. Token LLC was responsible for the issuance and distribution of Stacks Tokens under the Regulation D offering.

Blockstack Signature Fund 1, LLC (“Signature Fund 1”) is a Delaware limited liability company and is a wholly owned subsidiary of Hiro Systems PBC. Signature Fund 1 makes investments in other companies. In 2021, Signature Fund 1 was renamed as Sidebar Labs, LLC.

Blockstack Europe B.V. is based in the Netherlands and is a wholly owned subsidiary of Hiro Systems PBC. It was formed in late 2019 and provides engineering, marketing and other services to Hiro Systems PBC.

Blockstack Token Fund GP, LLC (“Token Fund”) was a Delaware limited liability company with operations in New Jersey. It was a wholly owned subsidiary of Token LLC. Its purpose was to act as a General Partner and facilitate investments in the two LP funds as defined below. Token Fund was dissolved in July 2020.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Blockstack Token Fund QP LP (“QP LP”) and Blockstack Token Fund AI LP (“AI LP”) (and together the “LP funds”) were the two investment funds created for token investors as part of the private token sales. Both were formed as Delaware limited partnerships, with both having operations in New Jersey. Accredited investors, who were not “qualified purchasers” (as such term is defined under the Investment Company Act of 1940, as amended), invested through AI LP and qualified purchasers invested through QP LP. The LP funds were determined to be VIEs, of which Token Fund was determined to be the primary beneficiary. Therefore, Token Fund consolidated the LP funds as of December 31, 2019. The LP funds were dissolved in January 2020 upon achievement of the Second Milestone.

Basis for consolidation of the LP funds as VIEs: As part of the private token sales, Token LLC had the right to collect 20% of the capital contributions of the LP funds as a non-refundable advance and Token LLC was exposed to potential digital currency losses if the LP funds’ assets were insufficient to cover milestone payments because of digital currency losses on the LP funds. Because Token Fund had all decision-making authority for the LP funds, including that surrounding the decision to hold or trade cryptocurrencies, and the obligation to absorb losses and benefits of the VIEs that potentially could be significant to the VIEs, Token Fund was the primary beneficiary and consolidated the LP funds. The investors in and creditors of the LP funds had no recourse to the assets of the Company other than those in the LP funds. The Company had no arrangements, explicit or implicit, to provide financial support to the LP funds. The assets of the LP funds were shown as restricted cash and restricted digital currencies on the consolidated balance sheet as of December 31, 2019; the LP funds did not have any liabilities as of December 31, 2019. After their dissolution in January 2020, all of QP LP’s and substantially all of AI LP’s assets were transferred to Token LLC. A portion of the of AI LP’s assets were distributed to its investors in 2020 per the terms of the fund’s partnership agreement, which entitled investors to receive a portion of any gains on the digital currencies held by the fund. On the achievement of the Second Milestone, the Company did not recognize further revenue from the LP fund issuances. There was a transfer of cash and digital currencies from the LP funds to the Company and since this transfer is an intercompany transaction, it did not result in profit or loss and there were no additional token issuances.

Blockstack Employee LLC (“Employee LLC”), a Delaware limited liability company was created to hold Stacks Tokens on behalf of the employees of Hiro Systems PBC that were awarded or sold Stacks Tokens in compliance with Rule 701 under the Securities Act. Employee LLC held agreements for Stacks Tokens that were sold to employees and those that were reserved for future awards to employees. These tokens were held on behalf of holders of Employee LLC’s Class B units, of which the carrying value was classified within non-controlling interest. Each Class B unit entitled the unit holder to one Stacks Token held by Employee LLC. Hiro Systems PBC was the primary beneficiary and had the sole power and control to direct all activities of Employee LLC, and therefore, met the criteria to consolidate. Employee LLC was dissolved in June 2019 and its assets and liabilities were transferred to Hiro Systems PBC and subsidiaries. As of December 31, 2020, and December 31, 2019, the token obligations payable to employees upon vesting are disclosed on the consolidated balance sheets.

Daemon Technologies Limited (“Daemon”) is based in Hong Kong. Daemon was formed in late 2020 and has share capital of HK$101 divided into 101 ordinary shares. Daemon was founded by a former employee of the Company and is focused on supporting the Stacks ecosystem in Asia through software development, business development and potential new applications. As part of Daemon’s capitalization, in December 2020, the Company loaned Daemon $0.5 million at an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. The loan is a three-year loan with quarterly payments of approximately $125 thousand beginning twenty-four months following the date of the loan. Daemon was determined to be a VIE because its only form of support for its operations is the loan from the Company and, as a result, Daemon is considered thinly capitalized. With respect to determining the primary beneficiary, the Company does not have the power to direct the activities that most significantly impact Daemon as the Company is not part of management and has no representation on Daemon’s board.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

However, the loan provided to Daemon exposes the Company to a disproportionately significant amount of loss, because it is Daemon’s only form of financial support, as compared to the Company’s stated power. For that reason, the Company was determined to be the primary beneficiary and consolidates Daemon. The loan provided by the Company has been eliminated in consolidation. The only asset on the books of Daemon was cash of approximately $0.5 million as of December 31, 2020.

All significant balances and transactions between Hiro Systems PBC, its owned subsidiaries and entities identified as VIEs have been eliminated in consolidation.

Basis of Presentation

The Company prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“US GAAP”). Prior year amounts for interest income and other income on the consolidated statements of operations have been reclassified to conform to current year’s presentation. Such reclassification had no effect on prior reported net income. In addition, prior year amounts for fixed assets and intangible assets (other than digital currencies) have been reclassified to conform to current year’s presentation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable at the time under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates including uncertainty in the current economic environment due to COVID-19.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash and money market funds in which the Company is exposed to market and credit risk. The Company maintains its cash and restricted cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk from cash.

Forty percent of the original LP fund investments were restricted as of December 31, 2019. These became unrestricted when the Second Milestone was achieved in January 2020. As of December 31, 2020, there is no restricted cash and digital currencies.

Adoption of Accounting Standards

In August 2018, the Financial and Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this ASU as of January 1, 2020. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes - Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this standard as of January 1, 2020 and the adoption did not have a material impact on its consolidated financial statements and disclosures.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3 to 5 years for equipment. Fixed assets, net of accumulated depreciation and amortization were $56 thousand and $86 thousand as of December 31, 2020 and 2019, respectively, and are included in other assets on the consolidated balance sheets.

Intangible Assets

Intangible assets are comprised of costs incurred to purchase domain name rights and the cost-basis of digital currencies held.

Rights to domain names purchased have an estimated remaining useful life and are classified as finite-lived intangible assets. The Company amortizes these assets over the shorter of the legal life or its estimated economic life using the straight-line method. These assets, net of accumulated amortization were $98 thousand and $101 thousand as of December 31, 2020 and 2019, respectively, and are included in other assets on the consolidated balance sheets. The Company has concluded that disclosures related to these intangible assets are not significant to the consolidated financial statements.

Digital currencies are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Each acquisition of Bitcoin and Ether is considered a separate unit of account. The Company tracks the cost of each unit of Bitcoin and Ether when received or purchased when performing impairment testing and recording dispositions either through sale or exchange. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. As part of its digital currency holdings, the Company also holds Stacks Tokens with a carrying value of $0. These tokens were acquired at no cost as part of the Company’s network development activities.

Investments

The Company makes simple agreement for future equity (“SAFE”) investments through Signature Fund 1. During the years ended December 31, 2020 and 2019, the Company invested approximately $0.1 million and $0.7 million, respectively, in other startups. The Company records its SAFE investments at cost less impairment, if any. During the year ended December 31, 2020, the Company recorded an impairment of $0.1 million. No impairments were recorded during the year ended December 31, 2019.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Revenue Recognition

The Company did not recognize any revenue during the year ended December 31, 2020. During the year ended December 31, 2019, the Company recognized revenue from the sale of tokens under the Regulation A and Regulation S offerings. The Company concluded that the only performance obligation for these token issuances was to deliver the tokens to the purchasers and as such recorded revenue when the tokens were delivered to the purchasers’ wallets.

Research and Development

Research and development costs consist primarily of payroll and related costs, fees paid to consultants and outside service providers. Such costs are expensed as incurred. Substantially all of the Company’s research and development expenses for the years ended December 31, 2020 and 2019 relate to ongoing network development. Because technological feasibility of the network with token functionality was achieved at the time of the First Milestone was met, the Company continues to expense all further research and development costs.

Advertising and Marketing

Sales and marketing costs are expenses associated with advertising, corporate marketing, public relations, promotional items, events and conferences, payments to application developers and fees paid for software or applications used for advertising and marketing. Advertising and marketing expenses are expensed as incurred.

General and Administrative

General and administrative expenses primarily include professional fees, technology costs, occupancy expenses and other office expenses.

Stock-based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award. The Company accounts for forfeitures as they occur.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Token Compensation Expense

The Company sold tokens to employees through Employee LLC, which are subject to vesting. As these tokens vest the Company records a noncash token compensation expense which represents the fair value of the tokens upon vesting (calculated based on token sales to third parties) in excess of the purchase price. The token compensation expense is shown in compensation expense on the consolidated statements of operations. Concurrently with the recording of a token compensation expense the company also records a noncash gain which represents the fair value of the vested tokens over their carrying value of $0. If an employee leaves prior to full vesting of the tokens, the Company buys back the unvested tokens at their original purchase price.

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates. Valuation allowances are established, if necessary, to reduce a deferred income tax asset to the amount that will more likely than not be realized.

The Company recognizes income tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses.

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company has loans receivable that are measured at fair value on a recurring basis, and records certain non-monetary transactions, such as the use of Stacks Tokens to pay vendors for services or for grants, at fair value. In addition, the Company assesses the fair value of its digital currency holdings to determine if it is less than their carrying value.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Risks Associated with Digital Currencies

Security

The Company currently holds significant amounts of Bitcoin and Ether, and security breaches, computer malware and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. At December 31, 2020 all of the Company’s cryptocurrency holdings of Bitcoin and Ether are held with a third party custodial service and any transfer of cryptocurrency requires authorization by multiple executive officers and directors of the Company. A single executive officer or director is unable, on his or her own, to transfer any of the Company’s cryptocurrency. The Company has policies and procedures in place in case of death or incapacity on the part of these executive officers and directors.

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company’s results of operations. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of Bitcoin and/or Ether, the Company’s financial position, results of operations, and cash flows could be materially and adversely affected.

In December 2019, the American Institute of Certified Public Accountants issued non-authoritative guidance entitled “Accounting for and Auditing of Digital Assets,” which was the result of a working group of participants, including several major accounting firms and the U.S. Government Accountability Office. This guidance, which served to summarize currently accepted accounting practices, indicates that entities that do not otherwise apply specialized industry guidance, should currently account for digital assets as indefinite lived intangible assets, recorded at cost and tested for impairment annually or more frequently, if events indicate that it is more likely than not that the asset has been impaired. The guidance further indicates that for any reduction in a digital asset’s fair value, impairment of that asset is appropriate, and any subsequent reversal of the impairment loss is prohibited. Accordingly, amounts reported in these financials statements as digital assets, reflect such impairments, but do not reflect any subsequent recovery in valuation giving rise to the impairment.

Digital Currencies are Currently Unregulated

As of the date of these consolidated financial statements, digital currencies are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets and cryptocurrency exchanges. It is possible that new international, federal, state and local regulations or policies may materially adversely affect Stacks Blockchain and Stacks Tokens. It is possible that securities regulators may interpret laws in a manner that adversely affects the Company or the value of Stacks Tokens.

Various legislative and executive bodies in the United States and in other countries may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely impact the permissibility of digital assets such as the Stacks Tokens, the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Stacks Tokens, the Stacks Blockchain and the network. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, the Stacks Tokens, and the network, which could have similar effects to new policies adopted by government bodies.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Any future regulatory actions applicable to the Stacks Tokens, the Stacks Blockchain, the network and related activities could severely impact the financial position, results of operations, and cash flows of the Company. The Company may need to restructure operations that utilize the Stacks Tokens or Stacks Blockchain significantly to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of the Company’s business, operations and network. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires the Company to spend significant time and effort, which could potentially deplete the Company’s resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain operations being viewed as impermissible, which could result in a need for the Company to dramatically alter or cease activities that utilize the stacks tokens. Regulatory action could also affect the rights of the Company, as a holder of Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Cryptocurrency networks, blockchain technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect the Company. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the Company, its results of operations and adoption and value of the Stacks Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the Company, its results of operations and the Stacks Tokens, including with respect to their value, their liquidity, the ability of purchasers to access marketplaces or exchanges on which to trade the tokens, and the structure, rights and transferability of the Stacks Tokens.

Money Services Business

Under the regulations and guidance of the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), certain issuers of tokens may need to register as money transmitters, a sub-category of money services businesses, based on their efforts administering or otherwise exchanging tokens that constitute convertible virtual currencies. Convertible virtual currencies are mediums of exchange that operate like currencies but do not have all the attributes of “real” currency, and money transmitters are companies that provide money transmission services or otherwise engage in the transfer of funds (including convertible virtual currencies).

There are a number of exemptions to FinCEN’s money transmitter definition, but, if a company is unable to rely on any of those exemptions, then the company must register with FinCEN, adopt an anti-money laundering (“AML”) program, and otherwise comply with FinCEN’s regulations and other federal AML laws (e.g., by filing suspicious activity reports). In addition, money transmitters are subject to licensing requirements and other related obligations under state laws. Complying with federal and state AML laws can be costly, and a company that should have been registered with FinCEN and licensed with state regulators as a money transmitter but that failed to do so can face criminal and civil penalties.

Although the Company should not be deemed a money transmitter or otherwise be affirmatively subject to AML registration requirements under federal or state laws because it is not providing money transmission services or otherwise engaging in the transfer of funds, it is possible FinCEN or the U.S. Department of Justice (the “DOJ”), which enforces federal AML laws, could disagree once the Company is no longer regulated or examined by the SEC. We have not consulted with FinCEN on the application of its convertible virtual currency guidance to the Company. If FinCEN, the DOJ, or any other state regulator determine that the Company should have registered or obtained licenses as a money transmitter, then the Company could incur significant costs to comply with federal and state laws that apply to money transmitters and could potentially face criminal or civil penalties, which could adversely affect its operations.

Other

In 2018, the Company released the Stacks Wallet, an application that allows users to store and transfer Stacks Tokens. It is the Company’s position that the Stacks Wallet is not required to register as a transfer agent, is not a clearing agency under the Exchange Act and should not be viewed as an exchange or an alternative trading system. Additionally, the Company does not consider itself to be an investment company. It is possible that a regulator could disagree with these positions which could materially affect the Company’s business.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	Digital Currencies

The Company holds Bitcoin and Ether and includes them as digital currencies on the consolidated balance sheets. The Company considers these digital currencies to be intangible assets and records them at cost less impairment. The Company evaluated the digital currencies for impairment by using publicly traded prices of Bitcoin and Ether. During the years ended December 31, 2020 and 2019, the Company recorded impairment charges of $0.8 million and $4.9 million, respectively, on the consolidated statements of operations.

The following table presents additional information about digital currencies and restricted digital currencies (in thousands):

	Digital Currencies	Restricted Digital Currencies
Balance at January 1, 2019	$2,758	$2,923
Inflows from Stacks Token sales	13,553	—
Impairment	(4,317)	(537)
Digital currencies loaned	(1,002)	—
Digital currencies sold	(5,628)	—

Balance at December 31, 2019	5,364	2,386
Achievement of Second Milestone	2,386	(2,386)
Impairment	(815)	—
Digital currencies sold (Note 8)	(5,105)	—
Digital currencies loaned (Note 3)	(365)	—
Digital currencies returned (Note 3)	2,096	—

Balance at December 31, 2020	$3,561	$—

3.	Loans Receivable

In October 2019, the Company entered into a consulting services agreement with a third party vendor whereby the vendor would provide a number of services which were primarily focused on increasing the liquidity of Stacks Tokens that are traded on various exchanges. Per the terms of the agreement, the Company provided a loan of $1.0 million denominated in Bitcoin and Ether. The loan carried an interest rate of 0% with repayment to be made either in Bitcoin or Ether or both. Repayment amount of this loan, which the Company accounted for at fair value, varied based on changes in the value of Bitcoin, Ether, and in part, Stacks Tokens. The loan was repaid in December 2020 and the Company received $2.1 million in Bitcoin and Ether. During the years ended December 31, 2020 and 2019, the Company recognized a realized gain of $1.3 million and an unrealized loss of $0.2 million, respectively, and is included in net gain (loss) on loans receivable on the consolidated statements of operations. These gains and losses arose from changes in the value of the underlying digital currencies.

In August 2020, the Company entered into another consulting services agreement with a different third party vendor whereby the vendor would provide a number of services which were primarily focused on increasing the liquidity of Stacks Tokens that are traded on various exchanges. Per the terms of this agreement, the Company provided a loan denominated in Bitcoin which on the date of the loan, had a market value of $1.0 million. The carrying value of Bitcoin loaned was $0.4 million. The loan carries an interest rate of 0% with repayment to be made in Bitcoin. Repayment amount of this loan, which the Company accounts for at fair value, varies based on changes in the value of Bitcoin and in part, Stacks Tokens. During the year ended December 31, 2020, the Company recorded an unrealized gain of $1.7 million on this loan receivable which is disclosed in net gain (loss) on loans receivable in the consolidated statement of operations. The gain resulted from changes in the value of the underlying digital currencies. The term of the loan is six months with automatic renewals for successive six-month periods unless cancelled. The agreement will automatically terminate on the launch of Stacks Blockchain 2.0. The loan was repaid in January 2021 (see Note 10).

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

The above loans are disclosed as current assets on the consolidated balance sheets as of December 31, 2020 and 2019.

In August 2020, pursuant to certain agreements entered into with a non-profit foundation (see Note 4) the Company provided the foundation with a three-year loan of approximately $1.0 million to be repaid in four quarterly installments of approximately $0.3 million each, beginning twenty-four months following the date of the loan. The loan bears an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. This loan, along with accumulated interest of approximately $1 thousand is disclosed as a noncurrent asset on the consolidated balance sheet as of December 31, 2020.

4.	Grants to Third Parties

As part of its effort to cultivate a decentralized Stacks ecosystem and in advance of the rollout of Stacks Blockchain 2.0, the Company entered into transactions with various entities that support the Stacks ecosystem, and which are not related parties with respect to the Company and with other third parties. Pursuant to these transactions, in 2020, the Company granted cash, Stacks Tokens and other assets amounting to $25.3 million to various entities.

In July 2020, the Company entered into certain agreements with a non-profit foundation which is focused on supporting the Stacks Blockchain and Stacks ecosystem. During 2020, the Company transferred certain assets to the foundation which included the Company’s intellectual property rights in the Stacks Blockchain 2.0 software, some domain names and 100 million Stacks Tokens which in aggregate had a fair value of $12.8 million. The foundation has complete control over the transferred assets and complete discretion over their administration, development and deployment. The Company also provided a cash grant of $50 thousand. These grants are disclosed as grants to third parties on the consolidated statement of operations for the year ended December 31, 2020. The Company also recorded a noncash gain related to the contribution of noncash assets which is disclosed in nonoperating income on the consolidated statement of operations for the year ended December 31, 2020 (see Note 9).

In September 2020, the Company entered into an agreement with a non-profit research university to provide a cash grant of at least $0.2 million and a Stacks Token grant of at least 29 million tokens to support research and education in the field of decentralized internet and cryptocurrencies. The Company had an option to provide either additional cash or tokens and has elected to transfer additional approximately 2 million tokens in lieu of cash. In aggregate, the Company will grant approximately 31 million Stacks Tokens with a fair value of $6.4 million, of which, approximately 6 million tokens were transferred in 2020. The remainder of the tokens will be transferred at pre-determined intervals through no later than June 2023. The Company also made the cash grant of $0.2 million in 2020. These grants have been disclosed as grants to third parties on the consolidated statement of operations for the year ended December 31, 2020. The Company also recorded a noncash gain related to the tokens which is disclosed in nonoperating income on the consolidated statement of operations for the year ended December 31, 2020 (see Note 9). Token grants payable through end of 2021 are disclosed as token obligations to third parties, current, on the consolidated balance sheet as of December 31, 2020. The remainder of the liability which is payable in years 2022 and 2023 is shown under token obligations payable to third parties, net of current portion on the consolidated balance sheet as of December 31, 2020.

In November 2020, the Company entered into an agreement with an entity founded by a former employee of the Company. This entity’s mission is to develop communities for digital asset ecosystems including the Stacks ecosystem. Under this agreement, the Company is obligated to transfer cash of $0.5 million and 30 million Stacks Tokens that have a fair value of $5.3 million. During 2020, no tokens were transferred but the Company transferred cash of approximately $0.3 million. These grants have been disclosed as grants to third parties on the consolidated statement of operations for the year ended December 31, 2020. Since there were no token transfers in 2020, no noncash gain related to the tokens was recorded. The token grants payable in 2021 are disclosed as token obligations to third parties, current, on the consolidated balance sheet as of December 31, 2020.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

In December 2020, the Company also granted cash and Stacks Tokens to an entity seeking to develop the Stacks developer ecosystem in the Middle East region. The fair value of these grants was $0.1 million.

5.	Leases

The Company leases office space in New York. The initial term of the lease is from July 15, 2018 through January 30, 2024. In December 2020, the Company gave notice to the lessor of its intention to terminate the lease effective July 31, 2021. Consequently, the amount of the lease liability and the right of use asset was recalculated due to this modification using a revised discount rate of 4%. Per the termination agreement, the Company was required to pay a termination fee of $0.2 million which is included in other current liabilities on the consolidated balance sheet as of December 31, 2020. The termination fee was paid in January 2021.

The following summarizes quantitative information about the Company’s operating lease (dollars in thousands):

	For the Years Ended December 31,
	2020	2019
Operating leases
Operating lease cost	$494	$494

	For the Years Ended December 31,
	2020	2019
Operating cash flows from operating leases	$506	$412
Right-of-use assets exchanged for operating lease liabilities	—	$2,180
Discount rate - operating leases	4.0%	6.0%

Maturities of the Company’s operating lease liabilities, are as follows (in thousands):

Year ended December 31, 2021	$299

Total	299
Less: Present value discount	(4)

Operating lease liabilities	$295

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

6.	Income Taxes

The components of the income tax provision as of December 31, 2020 and 2019 are as follows (in thousands):

	For the Years Ended December 31,
	2020	2019
Current
Federal	$(1,172)	$1,373
State	(1,988)	1,118
Foreign	7	—

	(3,153)	2,491
Deferred
Federal	887	804
State	201	(181)

	1,088	623
Valuation allowance	(1,088)	(623)

Income tax provision	$(3,153)	$2,491

The reconciliation between the statutory and effective income tax rates at December 31, 2020 and 2019 are comprised of the following:

	For the Years Ended December 31,
	2020	2019
Federal statutory income tax rate	21%	21%
State income taxes, net of federal tax benefit	-2%	6%
Other	5%	6%
Change in valuation allowance	-6%	11%

Income tax provision	18%	45%

The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities at December 31, 2020 and 2019 are comprised of the following (in thousands):

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

	As of December 31,
	2020	2019
Deferred income tax assets
Net operating losses	$200	$—
Impairment of digital currencies	514	1,890
Stock compensation expense	153	123
Lease liability	71	470
Grants	2,485	—
Other	242	—

Total deferred income tax assets	3,665	2,483

Deferred income tax liabilities
Right-of-use asset	(81)	(439)
Loan receivable	(415)	44
Other	(13)	(20)

Total deferred income tax liabilities	(509)	(415)

Net deferred income tax assets	3,156	2,068
Valuation allowance	(3,156)	(2,068)

Deferred income tax assets, net of allowance	$—	$—

During the year ended December 31, 2020, the Company recorded unrecognized tax benefits and related interest and penalties amounting to a total of $1.2 million and are disclosed as other liabilities on the consolidated balance sheet as of December 31, 2020. The components of the unrecognized tax benefits as of December 31, 2020 and 2019 are as follows (in thousands):

	For the Years Ended December 31,
	2020	2019
Beginning of the year
Increase - prior year positions	$—	$—
Decrease - prior year positions	—	—
Increase - current year positions	(1,223)	—
Settlements	—	—
Reduction due to statue lapse	—	—

End of the year	$(1,223)	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management does not believe it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has been established and no deferred tax assets and related tax benefit have been recognized in the accompanying financial statements.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law. Intended to provide economic relief to those impacted by the COVID-19 pandemic, the CARES Act includes provisions, among others, allowing for the carryback of net operating losses generated in fiscal 2018, 2019 and 2020. The Company will file fiscal 2020 carryback claims during fiscal 2021, and expects that these claims will generate cash refunds of $0.9 million. The effects of these claims were included in the provision for income taxes based on the best information available at the time of preparation of the consolidated financial statements. Legislative and judicial developments relating to these provisions may evolve and the actual effect of these claims may differ, which, in turn, may result in adjustments to the effective tax rate.

7.	Stockholders’ Equity

For the years ended December 31, 2020 and 2019, the authorized capital of the Company consists of common stock of 16,000,000 shares with 9,131,646 shares issued and outstanding with $0.00001 par value.

Following are the details of the Company’s convertible preferred stock for the year ended December 31, 2020 and 2019 along with its liquidation preference.

Share Class	Par Value	Shares Authorized	Shares Outstanding	Conversion Price	Liquidation Preference (in thousands)
Series A-1	$0.00001	2,639,283	2,638,835	$1.49658	$3,949
Series A-2	$0.00001	440,365	440,365	$0.52229	230
Series A-3	$0.00001	120,238	120,238	$0.83168	100
Series A-4	$0.00001	1,162,059	1,162,059	$0.86054	1,000
Series A-5	$0.00001	94,332	94,332	$1.27209	120
Series A-6	$0.00001	83,523	83,523	$1.19726	100
Series A-7	$0.00001	19,146	19,146	$1.04458	20

		4,558,946	4,558,498		$5,519

Voting Rights

Preferred shareholders are entitled to one vote for each share of common stock into which such convertible preferred stock could then be converted. Each holder of common stock is entitled to one vote for each share held.

Dividends Rights

The common stockholders, including restricted stock award holders, shall be entitled to receive dividends when and if declared by the Company’s board of directors. The holders of each series of convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Company’s board of directors, in preference to the holders of common stock and any stock ranking junior to the series of convertible preferred stock, at an annual rate of 8% of the original issue price, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and convertible preferred stock on a pro rata basis in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of convertible preferred stock were converted at the then-effective conversion rate.

Liquidation Rights

In the event the Company is liquidated either voluntarily or involuntarily (“Liquidation Event”), or if any event occurs that is deemed a liquidation pursuant to the Company’s certificate of incorporation, each holder of convertible preferred stock will be entitled to receive a liquidation preference out of any proceeds from the liquidation before any distributions are made to the holders of common stock. The liquidation preference for each share of convertible preferred stock is equal to the greater of (i) the Series A original issue price, or (ii) the amount per share that would have been payable had all convertible preferred stock been converted into common stock.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the liquidation preference, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock in proportion to the full amounts they would otherwise be entitled to.

After the payment to the holders of convertible preferred stock, the entire remaining assets of the Company will be distributed with equal priority and pro rata among the holders of the common stock in proportion to the number of shares of common stock held by them.

Protective Provisions

So long as at least 2,288,977 shares of convertible preferred stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), the Company will not take any of the following actions without the vote or written consent of the holders of a majority of the shares of common stock (on an as-converted-to-common stock basis) of the Company: (i) voluntarily liquidate or dissolve, (ii) amend, waive or alter any provision of the Certificate of Incorporation or its bylaws, (iii) increase or decrease the total number of authorized shares of preferred or common stock, or the existing stock option plan, (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, (v) increase or decrease the size of the board of directors, or (vi) declare or pay any distribution of common share prior to distribution to preferred shares.

Conversion Rights

Each share of convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance of the stock, into a number of shares of common stock equal to the applicable original issue price of that share divided by the applicable conversion price of each preferred round, provided, however, that the conversion price for the preferred stock is subject to adjustment for certain dilutive issuances, splits and combinations as defined in the Articles of Incorporation. As of December 31, 2020, and December 31, 2019, each Series of convertible preferred stock is convertible into one share of the Company’s common stock.

Each share of preferred stock will automatically be converted into fully paid, non-assessable shares of common stock at the conversion price then in effect at the time for such Series of preferred stock immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act provided that the aggregate gross proceeds to the Company are not less than $25,000,000 or (ii) upon the receipt by the Company of a written request for such conversion from a vote of the holders of a majority of the convertible preferred stock then outstanding (voting as a single class and on an as-converted-to common stock basis).

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Restricted Stock Awards

In 2013, the Company issued 8,500,000 common stock restricted stock awards (“RSA”) to key executives with a vesting condition of continuous employment. Subject to the provisions set forth in the Stock Restriction Agreement (the “Agreement”), 1/5th of the total RSA shall be released to common stock on the 12-month anniversary of the Agreement, and an additional 1/60th of the total RSA shall be released to common stock on each monthly anniversary of the effective date of the Agreement for the next 60 months, so long as the key executives fulfill the service obligations as stipulated in the Agreement. As of December 31, 2020, there were no unvested RSAs.

Stock Based Compensation

Options Issued

Terms of the Company’s share-based compensation are governed by the Company’s 2016 Equity Incentive Plan (the “Plan”). The Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to the Company’s employees, directors and consultants. The contractual life for all options issued under the Plan is 10 years. As of December 31, 2020, the Plan authorized grants to issue up to 2,690,519 (2,055,394 as of December 31, 2019) shares of authorized but unissued common stock. As of December 31, 2020, 395,348 shares remain available for issuance under the Plan.

Options Valuation

The Company calculates the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If the Company determines that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The fair value of each stock option granted has been determined using the Black-Scholes option-pricing model. The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

	Years Ended December 31,
	2020	2019
Dividend yield	0.00%	0.00%
Expected price volatility	68.57% - 73.16%	68.25% - 71.13%
Risk free interest rate	0.36% - 1.46%	1.87% - 2.58%
Expected term	3.5 - 6.1	4.7 - 6.1
Stock price	$ 3.02	$2.69

•	Expected dividend yield - The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on the Company’s common stock.

•

Expected stock-price volatility - The expected volatility is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable over a period approximately equal to the expected term.

•

Risk-free interest rate - The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

•

Expected term - The expected term represents the period that the stock-based awards are expected to be outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, the Company estimates the expected term for incentive stock options by using the simplified method provided by the Securities and Exchange Commission (the “SEC”) and uses the contractual life for non-qualified stock options. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

The Company will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for the Company’s stock-based compensation calculations on a prospective basis.

The following table summarizes stock option activities for the years ended December 31, 2020 and 2019:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2019	1,466,209	$0.55	$3,166	8.50
Granted	544,173	2.69	—	9.99
Forfeited/Expired	(124,177)	1.23	—	—

Outstanding at December 31, 2019	1,886,205	$1.10	$3,625	7.35
Granted	570,147	3.02	—	9.99
Exercised	(103,500)	0.37	—	—
Forfeited/Expired	(224,989)	2.18	—	—

Outstanding at December 31, 2020	2,127,863	$1.54	$4,719	6.21

Exercisable at December 31, 2020	1,540,568	$1.09	$4,119	5.29

As of December 31, 2020, the Company had unrecognized stock-based compensation expense related to options of $1.0 million with a weighted average vesting period of approximately 2.6 years. The weighted average grant date fair value of options granted during the years ended December 31, 2020 and 2019 was $1.86 per share and $1.68 per share, respectively.

The Company recognized stock-based compensation expense in the general and administrative line item of the accompanying consolidated statements of operations of $0.7 million and $0.3 million for the years ended December 31, 2020 and 2019, respectively.

8.	Fair Value Measurements

The Company uses various inputs to measure the fair value of certain loans receivable (see Note 3) on a recurring basis. The fair value of the loans denominated in digital currencies is considered a Level 2 measurement at December 31, 2020 and December 31, 2019, as it is estimated largely using observable inputs – quoted prices for Bitcoin and Ether in active markets.

There were no transfers between Level 1, 2 or 3 during the years ended December 31, 2020 and 2019 for assets or liabilities measured at fair value on a recurring basis.

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin and Ether is determined using quoted prices on an active exchange, based on a principal market analysis. The Company views a decline in the quoted price to be an indicator of impairment.

The Company sold tokens to employees that are marked to market through vesting, provided tokens to vendors in exchange for services and provided tokens as grants. In addition, as part of a one-time distribution, the Company distributed Stacks Tokens without monetary consideration to potential non-US network users to encourage use of the Stacks network. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

In estimating the fair value of the employee Stacks Tokens that vested during the year ended December 31, 2019, the Company generally relied on the issue prices of the Stacks Token offerings that occurred in 2018 and 2019. In estimating the fair value of Stacks Tokens exchanged for services, provided as grants, distributed without monetary consideration, and for those that vested, during the year ended December 31, 2020, the Company relied on observable inputs such as the Stacks Token exchange price on an Asian exchange, and a mixture of Level 2 and 3 inputs to estimate discounts to reflect the unlisted status of the tokens in the United States and their lack of marketability. The Company concluded that the estimated fair value of Stacks Tokens issued, distributed or vested during the years ended December 31, 2020 and 2019 is a Level 3 measurement.

When Stacks Tokens are issued, distributed or vested under the circumstances described above, the Company recognizes an expense equal to the estimated fair value of the Stacks Tokens (the Company has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in the Company’s consolidated financial statements, as they were acquired as part of the Company’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens has not had any effect on the Company’s net income or loss for the years ended December 31, 2020 and 2019.

9.	Nonoperating Income

At December 31, 2020, nonoperating income primarily consisted of the following:

A noncash gain from vesting of employee tokens of $2.4 million ($6.4 million in 2019) resulting from vesting of tokens sold to employees through Employee LLC. In connection with this gain, the Company also recorded a noncash token compensation expense of $2.2 million ($6.2 million in 2019).

During the year ended December 31, 2020, the Company recorded a noncash gain from tokens and other assets granted to third parties of $18.7 million ($3.1 million in 2019) that consisted of

(i)

a $3.2 million gain which represented the fair value of tokens distributed to various individuals (in compliance with Regulation S) for no monetary consideration over their carrying value of $0 (see Note 1),

(ii)	a $14.1 million gain resulting from tokens and other assets granted to various third parties (see Note 4), and

(iii)	a $1.4 million ($3.1 million in 2019) gain resulting from tokens granted under the App Mining program and to other vendors for services performed.

In connection with these gains, the Company also recorded noncash expenses of $29.6 million ($2.9 million in 2019) representing Stacks Tokens and other assets granted for no monetary consideration and the fair value of services received by the Company. Tokens with a fair value of $10.9 million have not been transferred to third parties as of December 31, 2020 and hence the corresponding noncash gains were not recognized in 2020.

A gain of $7.7 million ($2.1 million in 2019) on the sale of $12.8 million ($7.8 million in 2019) of Bitcoin and Ether. The carrying value of the digital currencies sold was $5.1 million ($5.7 million in 2019).

A net gain of $3.0 million was recognized on the loans receivable denominated in digital currencies (see Note 3). The corresponding amount for the year ended December 31, 2019 was a loss of $0.2 million.

10.	Subsequent Events

Management has evaluated subsequent events occurring after the balance sheet date through the date of April 27, 2021, the date for which the consolidated financial statements were available to be released. Based upon this evaluation, management has determined that no subsequent events have occurred other than noted below.

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

In January 2021,

(i)

Stacks Blockchain 2.0 was launched and adopted by independent Stacks Token miners. Following this launch, the Company determined that, for a variety of reasons, it would no longer be able to provide essential managerial services to the Stacks Blockchain and therefore it was no longer necessary for the Company to treat the Stacks Tokens as investment contracts that are securities under the federal securities laws. The management of the Company presented these conclusions to the board of directors, who voted to concur with management.

(ii)

The Company entered into agreements with two different non-profit research universities to provide grants of 5 million Stacks Tokens to each of them in order to support research and education in computer science and in the fields of decentralized internet and cryptocurrencies.

(iii)

The Company entered into a subscription agreement with Daemon to transfer 25 million Stacks Tokens in exchange for one ordinary share to support software development for the Stacks blockchain, particularly for users in Asia. The one share represents less than 1% of Daemon’s equity ownership and does not convey a disproportionate voting right nor does it provide control of Daemon.

(iv)	The Company received $2.7 million in Bitcoin as full repayment of a Bitcoin denominated loan (see Note 3) and recognized a realized gain of $2.3 million.

During the first quarter of 2021,

(i)

The Company, through Signature Fund 1, made a SAFE investment of approximately $1.0 million in a startup founded by a former contractor of the Company. This startup is focused on creating a mobile wallet for the Stacks Tokens. The investment was made through a transfer of 4 million Stacks Tokens and $0.2 million in cash.

(ii)	The Company sold Bitcoin and Ether for $13.5 million for a total gain of $12.5 million.

Item 8.	Exhibits

Exhibit Number		Description

2.1	#	Amended and Restated Certificate of Incorporation of Hiro Systems PBC, filed as exhibit 2.1 to the Form 1-A filed by the Company on July 11, 2019

2.2	#	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Hiro Systems PBC, filed as exhibit 2.2 to the Form 1-A filed by the Company on July 11, 2019

2.3	#	Bylaws of Hiro Systems PBC, filed as exhibit 2.3 to the Form 1-A filed by the Company on July 11, 2019

2.4	#	Operating Agreement of Hiro Employee LLC, dated as of October 23, 2017, filed as exhibit 2.4 to the Form 1-A filed by the Company on July 11, 2019

3.1	#	Simple Agreement for Future Tokens, filed as exhibit 3.1 to the Form 1-A filed by the Company on July 11, 2019

3.2	#	Subscription Agreement for Blockstack Token Fund QP, L.P. and Blockstack Token Fund AI, L.P., dated as of November 14, 2017, filed as exhibit 3.2 to the Form 1-A filed by the Company on July 11, 2019

3.3	#	Amended and Restated Limited Partnership Agreement of Blockstack Token Fund AI, L.P., dated as of December 1, 2017, filed as exhibit 3.3 to the Form 1-A filed by the Company on July 11, 2019

3.4	#	Amended and Restated Limited Partnership Agreement of Blockstack Token Fund QP, L.P., dated as of December 1, 2017, filed as exhibit 3.4 to the Form 1-A filed by the Company on July 11, 2019

3.5	#	Smart contract for the Stacks Token, filed as exhibit 3.5 to the Form 1-A filed by the Company on July 11, 2019

4.1	#	Form of Subscription Agreement, filed as exhibit 4.1 to the Form 1-A filed by the Company on July 11, 2019

4.2	#	Form of App Mining program Participation Agreement, filed as exhibit 4.2 to the Form 1-A filed by the Company on July 11, 2019

4.3	#	Form of voucher, filed as exhibit 4.3 to the Form 1-A filed by the Company on July 11, 2019

6.1	†#	2016 Equity Incentive Plan of Half Moon Labs Inc. (including form of stock option agreement), filed as exhibit 6.1 to the Form 1-A filed by the Company on July 11, 2019

6.2	†#	2017 Equity Incentive Plan of Hiro Employee LLC, dated October 20, 2017, filed as exhibit 6.2 to the Form 1-A filed by the Company on July 11, 2019

6.5	†#	Form of Director and Executive Officer Indemnification Agreement of Hiro Systems PBC, filed as exhibit 6.5 to the Form 1-A filed by the Company on July 11, 2019

6.6	†#	Settlement Agreement and Release, by and between Hiro Systems PBC and Ryan Shea, dated September 28, 2018, filed as exhibit 6.6 to the Form 1-A filed by the Company on July 11, 2019

6.7	#	Form of Hiro Systems PBC Restricted Token Unit Agreement, filed as exhibit 6.7 to the Form 1-A filed by the Company on July 11, 2019

6.8	#	Form of Hiro Employee LLC Restricted Unit Purchase Notice under the 2017 Equity Incentive Plan, filed as exhibit 6.8 to the Form 1-A filed by the Company on July 11, 2019

6.9	#	Token Purchase Agreement, dated October 3, 2018, between Blockstack Token LLC and Hiro Employee LLC, filed as exhibit 6.9 to the Form 1-A filed by the Company on July 11, 2019

6.10	#	Token Purchase Agreement, dated October 3, 2018, between Blockstack Token LLC and Hiro Employee LLC, filed as exhibit 6.10 to the Form 1-A filed by the Company on July 11, 2019

6.11	^#	Compliance and Technical Services Agreement by and between Coinlist Services LLC and Blockstack Token LLC, dated as of May 8, 2019, filed as exhibit 6.11 to the Form 1-A filed by the Company on July 11, 2019

6.12	#	Hiro-Coinlist Data Processing Addendum by and between Coinlist Services LLC and Blockstack Token LLC, dated as of May 8, 2019, filed as exhibit 6.12 to the Form 1-A filed by the Company on July 11, 2019

6.13	#	Purchase Agreement for Deferred Delivery Agreement dated as of January 17, 2019 by and between New Internet Labs Limited and Blockstack Token LLC (includes Deferred Delivery Agreement, dated as of January 17, 2019, by and between New Internet Labs Limited and Blockstock Token LLC), filed as exhibit 6.13 to the Form 1-A filed by the Company on July 11, 2019

6.14	#	Form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering (includes form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering), filed as exhibit 6.14 to the Form 1-A filed by the Company on July 11, 2019

6.15	#	Investors’ Rights Agreement, dated December 16, 2016, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.15 to the Form 1-A filed by the Company on July 11, 2019

6.16	#	Right of First Refusal and Co-Sale Agreement, dated December 16, 2016, by and among Hiro Systems PBC and the investors and common holders named therein, filed as exhibit 6.16 to the Form 1-A filed by the Company on July 11, 2019

6.17	#	Voting Agreement, dated December 16, 2016, by and among Hiro Systems PBC and the investors and common holders named therein., filed as exhibit 6.17 to the Form 1-A filed by the Company on July 11, 2019

6.18	#	Hiro Systems PBC Form of Offer Letter for Full-time Employment, filed as exhibit 6.18 to the Form 1-A filed by the Company on July 11, 2019

6.19	#	Form of Hiro Systems PBC App Reviewer Agreement, filed as exhibit 6.19 to the Form 1-A filed by the Company on July 11, 2019

6.20	#	Assignment and Assumption Agreement, dated as of June 27, 2019, of Compliance and Technical Services Agreement by and among Coinlist Services LLC, Blockstack Token LLC and Hiro Systems PBC, filed as exhibit 6.20 to the Form 1-A filed by the Company on July 11, 2019

6.21	#	Technology Services Agreement, dated as of July 10, 2019, by and between Hiro Systems PBC and Prime Trust LLC, filed as exhibit 6.1 to the Form 1-U filed by the Company on July 16, 2019

6.22	#	Astelios Limited Booking Agreement, dated as of July 31, 2019 by and between Hiro Systems PBC and Astelios Limited, filed as an exhibit to the Form 1-U filed by the Company on August 22, 2019

6.23	#	HashKey Services Agreement, dated as of October 3, 2019, by and between Hiro Systems PBC and HashKey Blockchain Investment Fund, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 10, 2019

6.24	#	Deferred Delivery Agreement, dated as of October 4, 2019, by and between Hiro Systems PBC and HashKey Blockchain Investment Fund, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 10, 2019

6.25	#	Services Agreement with SNZ Holding Limited, dated as of October 3, 2019, by and between Hiro Systems PBC and SNZ Holding Limited, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 16, 2019

6.26	#	Deferred Delivery Agreement, dated as of October 3, 2019, by and between Hiro Systems PBC and SNZ Holding Limited, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 16, 2019

6.27	#	Services Agreement, dated as of October 18, 2019, by and between Hiro Systems PBC and Binance Holdings Ltd, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 23, 2019

6.28	#	Listing Agreement, dated as of October 18, 2019, by and between Hiro Systems PBC and Hash Blockchain Limited, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 23, 2019

6.29	#	Amendment to App Reviewer Agreement, dated as of October 4, 2019, by and between Hiro Systems PBC and TryMuUI, filed as exhibit 6.4 to the Form 1-U filed by the Company on October 23, 2019

6.30	#	Liquidity Consulting Agreement, dated as of October 24, 2019, by and between Hiro Systems PBC and GSR Markets Limited, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 30, 2019

8.1	#	Form of Escrow Agreement, by and between Prime Trust, LLC and Blockstack Token LLC (to be entered into upon qualification of the offering statement), filed as exhibit 8.1 to the Form 1-A filed by the Company on July 11, 2019

8.2	#	Escrow Agreement dated as of June 1, 2019, by and between Bitgo Trust Company, Inc. and Blockstack Token LLC, filed as exhibit 8.2 to the Form 1-A filed by the Company on July 11, 2019

10.1	#	Power of Attorney, included on signature page of the Form 1-A filed by the Company on July 11, 2019

11.1	#	Consent of WithumSmith+Brown, filed as exhibit 11.2 to the Form 1-A filed by the Company on July 11, 2019

11.2	#	Consent of Foresight Valuation Group, filed as exhibit 11.3 to the Form 1-A filed by the Company on July 11, 2019

15.1	#	App Mining algorithm, filed as exhibit 15.1 to the Form 1-A filed by the Company on July 11, 2019

15.2	#	App Mining Participant Terms, filed as exhibit 15.2 to the Form 1-A filed by the Company on July 11, 2019

16.1	#	Correspondence to Securities and Exchange Commission dated December 2l, 2018, filed as correspondence by the Company on July 11, 2019

16.2	#	Correspondence to Securities and Exchange Commission dated March 1, 2019, filed as correspondence by the Company on July 11, 2019

16.3	#	Draft offering statement previously submitted on September 13, 2018 pursuant to Rule 252(d), incorporated by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T

16.4	#	Draft amended offering statement previously submitted on December 21, 2018 pursuant to Rule 252(d), incorporated by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T

†	Indicates a management contract or compensatory plan
#	Incorporated by reference to the previous filing indicated.
^	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 27, 2021.

HIRO SYSTEMS PBC

By:	/s/ Muneeb Ali
Muneeb Ali
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Muneeb Ali as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Hiro Systems PBC) to sign any or all amendments to this annual report on Form 1-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	April 27, 2021
/s/ Muneeb Ali	(Principal Executive Officer)
Muneeb Ali
	Head of Finance and Accounting (Principal Financial & Accounting Officer)	April 27, 2021
/s/ Saurabh Pathak
Saurabh Pathak

/s/ Albert Wenger	Director	April 27, 2021
Albert Wenger

/s/ Jaswinder Singh	Director	April 27, 2021
Jaswinder Singh